As filed with the Securities and Exchange Commission on February 1, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HORIZON LINES, INC.
(Exact name of registrant as specified in Its Charter)

Delaware	4400	74-3123672
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Bankruptcy Code Number)	(I.R.S. Employer Identification Number)

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211
(704) 973-7000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Office)

M. Mark Urbania, Chief Financial Officer
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211
(704) 973-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Jason H. Scott, Esq. McGuireWoods LLP 100 North Tryon Street, Suite 2900 Charlotte, NC 28202 Ph: (704) 373-8999 Fax: (704) 353-6181	Robert S. Zuckerman, Esq. General Counsel Horizon Lines, Inc. 4064 Colony Road, Suite 200 Charlotte, NC 28211 Ph: (704) 973-7000 Fax: (704) 973-7010

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 4 62(e) under the Securities Act, check the following box:  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered (1)	Price per Unit	Offering Price (2)	Fee
4.25% Convertible Senior Notes due 2012	$330,000,000	100%	$330,000,000	$12,969
Common stock, par value $0.01 per share	(3)	N/A (4)	N/A(4)	$0(4)

(1)	$330,000,000 aggregate principal amount of notes and 8,888,187 (plus the additional shares specified in note 3 below) shares of common stock issuable upon conversion of the notes are being registered hereby.

(2)	Estimated solely for purposes of calculating the registration fee under Rule 457.

(3)	Includes 8,888,187 shares of common stock potentially issuable upon conversion of the notes, based on an initial conversion rate of 26.9339 shares of common stock per $1,000 principal amount of the notes. Under Rule 416, the number of shares of common stock registered hereby includes an additional indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

Prospectus	February 1, 2008

Horizon Lines, Inc.

$330,000,000 Principal Amount of 4.25% Convertible Senior Notes due 2012
and
Shares of Common Stock Issuable on Conversion of the Notes

This prospectus covers resales of our 4.25% convertible senior notes due 2012, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.

The notes bear interest at a rate of 4.25% per annum. We will pay interest on the notes on February 15 and August 15 of each year, beginning February 15, 2008. The notes will mature on August 15, 2012.

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding May 15, 2012 only under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (we refer to this five trading day period as the “measurement period”) in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during that quarter) after the calendar quarter ending September 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will also be convertible, regardless of the foregoing circumstances, at any time from, and including, May 15, 2012 through the fourth scheduled trading day immediately preceding the maturity date.

Upon conversion, we will pay cash and, if applicable, shares of our common stock (or, at our election, additional cash or a combination of additional cash and common stock) based on a daily conversion value calculated on a proportionate basis for each VWAP trading day of the relevant 50 VWAP trading day observation period, all as described in this prospectus. The initial and current conversion rate for the notes is 26.9339 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $37.13 per share of common stock. The conversion rate will be subject to adjustment in some events, but will not be adjusted for accrued interest. In addition, if a “make-whole fundamental change” (as described in this prospectus) occurs prior to the maturity date, then we will, in some cases and subject to certain limitations, increase the conversion rate for holders that elect to convert their notes in connection with the make-whole fundamental change.

Subject to certain exceptions, holders may require us to repurchase, for cash, all or part of their notes upon a “fundamental change” (as described in this prospectus) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest (which includes special interest, if any) up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.

The notes are our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to all of our subordinated debt. The notes are structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of September 23, 2007, we had outstanding indebtedness of $603.8 million, including capital leases, and $273.8 million of secured indebtedness, including capital leases. As of September 23, 2007, the aggregate amount of liabilities of our subsidiaries was approximately $211.0 million, including trade and other payables and excluding intercompany liabilities.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 29.

The notes are evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global note will be shown on, and transfers of the notes will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

We do not intend to apply for a listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. The notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. Shares of our common stock are traded on The New York Stock Exchange under the symbol “HRZ”. The closing sale price of our common stock on January 30, 2008 was $18.01 per share.

Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained and incorporated by reference in this prospectus and any applicable accompanying prospectus supplement. We have not authorized anyone to give you different or additional information. You should not assume that the information included or incorporated by reference this prospectus or any accompanying prospectus supplement is accurate as of any date after the respective dates of the documents containing the information.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus and any applicable accompanying prospectus supplement include information about the securities being offered by the selling securityholders as well as information regarding our business and detailed financial data. You should read this prospectus and the applicable accompanying prospectus supplement in their entirety, including the information incorporated by reference in this prospectus and the applicable accompanying prospectus supplement.

Except as otherwise stated or where the context requires otherwise, the words “Horizon Lines,” “we,” “company,” “us” and “our” refer to Horizon Lines, Inc. and its consolidated subsidiaries.

OUR COMPANY

Horizon Lines, Inc., a Delaware corporation, was initially formed in 2004, and served as an acquisition vehicle to acquire, on July 7, 2004, the equity interest in Horizon Lines Holding Corp., a Delaware corporation (“HLHC”) and the holding company for our marine container shipping business.

Our long operating history dates back to 1956, when Sea-Land Service, Inc. (“Sea-Land”) pioneered the marine container shipping industry and established our business. In 1958 we introduced container shipping to the Puerto Rico market, and in 1964 we pioneered container shipping in Alaska with the first year-round scheduled vessel service. In 1987, we began providing container shipping services between the U.S. west coast and Hawaii and Guam through our acquisition from an existing carrier of all of its vessels and certain other assets that were already serving that market. In December 1999, HLHC’s former parent, CSX Corporation sold the international marine container operations of Sea-Land to the A.P. Møller Maersk Group (“Maersk”) and HLHC continued to be owned and operated as a subsidiary of CSX Corporation. Through a series of subsequent transactions, HLHC was acquired by us. Today, as the only Jones Act vessel operator with one integrated organization serving Alaska, Hawaii and Puerto Rico, we are uniquely positioned to serve customers requiring shipping and logistics services in more than one of these markets. We also offer inland cargo trucking for our customers through our own trucking operations on the U.S. west coast and Alaska and our relationships with third-party truckers, railroads and barge operators in other markets. In addition, we offer logistics services through our wholly-owned subsidiary, Horizon Logistics Holdings, LLC.

We ship a wide spectrum of consumer and industrial items used every day in our markets, ranging from foodstuffs (refrigerated and non-refrigerated) to household goods and auto parts to building materials and various materials used in manufacturing. Many of these cargos are consumer goods vital to the expanding populations in our markets, thereby providing us with a stable base of growing demand for our shipping and logistics services. We have many long-standing customer relationships with large consumer and industrial products companies, such as Costco Wholesale Corporation, Johnson & Johnson, Lowe’s Companies, Inc., Safeway, Inc., Toyota Motor Corporation and Wal-Mart Stores, Inc. We also serve several agencies of the U.S. government, including the Department of Defense and the U.S. Postal Service.

THE JONES ACT

In 2006, over 90% of our revenue was generated from our shipping and logistics services in markets where the marine trade is subject to the coastwise laws of the United States, also known as the Jones Act, or other U.S. maritime cabotage laws.

The Jones Act is a long-standing cornerstone of U.S. maritime policy and enjoys broad support from both major political parties. Under the Jones Act, all vessels transporting cargo between covered U.S. ports must, subject to limited exceptions, be built in the U.S., registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. organized companies that are controlled and 75% owned by U.S. citizens. For the purposes of the Jones Act, U.S. citizens are natural persons who are U.S. citizens or U.S. organized entities that satisfy certain requirements. For more information on the requirements, see “Description of Capital Stock — Ownership by Non-U.S. Citizens.” Our trade routes between Alaska, Hawaii and Puerto Rico and the continental U.S. represent the three non-contiguous Jones Act markets. Vessels operating on these trade routes are required to be fully qualified Jones Act vessels. Other U.S. maritime laws require vessels operating on the trade routes between Guam, a U.S. territory, and U.S. ports to be U.S.-flagged and predominantly U.S.-crewed, but not U.S.-built. With 16 of our 21 vessels available for service in the Jones Act markets and approximately 22,600 cargo containers, we operate the largest Jones Act containership fleet, providing comprehensive shipping and sophisticated logistics services in our markets.

MARKET OVERVIEW

The Jones Act distinguishes the U.S. domestic shipping market from international shipping markets. Given the limited number of existing Jones Act qualified vessels, the relatively high capital investment and long delivery lead times associated with building a new containership in the U.S., the substantial investment required in infrastructure and the need to develop a broad base of customer relationships, the markets in which we operate have been less vulnerable to overcapacity and volatility than international shipping markets.

Although the U.S. container shipping industry is affected by general economic conditions, the industry does not tend to be as cyclical as other sectors within the shipping industry. Specifically, most of the cargos shipped via container vessels consist of a wide range of consumer and industrial items as well as military and postal loads. Since many of these types of cargos are consumer goods vital to the expanding populations in our markets, they provide us with a stable base of growing demand for our shipping and logistics services.

The Jones Act markets are not as fragmented as international shipping markets. In particular, the three non-contiguous Jones Act markets and Guam are currently served predominantly by four shipping companies, Horizon Lines, Matson Navigation Company, Inc., Crowley Maritime Corporation, and Totem Ocean Trailer Express, Inc., or TOTE. Horizon Lines and Matson serve the Hawaii and Guam market, and Horizon Lines and TOTE serve the Alaska market. The Puerto Rico market is currently served by two containership companies, Horizon Lines and Sea Star Lines, which is an independently operated company majority-owned by an affiliate of TOTE. Two barge operators, Crowley and Trailer Bridge, Inc., also currently serve this market.

The U.S. container shipping industry as a whole is experiencing rising customer expectations for real-time shipment status information and the on-time pick-up and delivery of cargo, as customers seek to optimize efficiency through greater management of the delivery process of their products. We recently established a fully-functional intermodal active radio frequency identification (“RFID”) solution providing customers real-time shipment visibility during all phases of transit. The active RFID-based real-time tracking system, when matched with Horizon’s industry-leading web-based event management system, offers shipment visibility and supply chain efficiencies by providing real-time detailed shipment information throughout the container’s transit from origin loading facility through to final destination.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 23, 2007

On February 1, 2008, we announced our financial results for the three months and fiscal year ended December 23, 2007. Our net income for the fourth quarter of fiscal 2007 was $10.7 million or $.32 per diluted share, compared to net income of $10.6 million or $.31 per diluted share in the fourth quarter of fiscal 2006. Our operating revenue increased by $28.5 million or 9.9% to $316.0 million for the fourth quarter of fiscal 2007, compared to $287.5 million for the fourth quarter of fiscal 2006. Our Operating income for the fourth quarter of fiscal 2007 was $20.5 million compared to $22.5 million for the fourth quarter of fiscal 2006. For fiscal 2007, net income was $28.9 million or $.85 per diluted share compared to net income of $72.4 million or $2.14 per diluted share in fiscal 2006. We completed our previously announced $50 million share repurchase program during January 2008.

EXECUTIVE OFFICES

Our principal executive offices are located at 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211 and our telephone number is (704) 973-9000. Our website address is http://www.horizonlines.com. The information on our website is not incorporated by reference in and is otherwise not intended to be part of this prospectus. We have included our website address as an inactive textual reference only.

SUMMARY DESCRIPTION OF THE NOTES

Issuer	Horizon Lines, Inc., a Delaware corporation.

Notes Offered	$330,000,000 in aggregate principal amount of 4.25% Convertible Senior Notes due August 15, 2012.

Maturity Date	August 15, 2012, unless earlier repurchased or converted.

Interest	4.25% per year payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning February 15, 2008.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing or future senior debt and senior to any of our subordinated debt. The notes are structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of September 23, 2007, we had $603.8 million in outstanding indebtedness, including capital leases, and approximately $273.8 million of secured indebtedness, including capital leases. As of September 23, 2007, our subsidiaries had outstanding liabilities, including trade and other payables but excluding intercompany liabilities, in an amount equal to approximately $211.0 million.

The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the notes.

Conversion Rights	Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding May 15, 2012 in multiples of $1,000 principal amount, at the option of the holder, under the following circumstances:

• during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

• during any calendar quarter (and only during such quarter) after the calendar quarter ending September 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

• upon the occurrence of specified events described below under “Description of the Notes — Conversion Rights — Conversion upon Specified Corporate Events.”

At the option of the holder, regardless of the foregoing circumstances, holders may convert their notes, in multiples of $1,000 principal amount, at any time on or after May 15, 2012 through the fourth scheduled trading day immediately preceding the maturity date.

Notwithstanding the foregoing, in order to facilities our compliance with the provisions of the Jones Act related to ownership of our common stock by non-U.S. citizens, no holder who cannot establish to our reasonable satisfaction that it is a “citizen of the United States” (as defined under the Jones Act) may exercise any conversion right with respect to the notes to the extent the receipt of the common stock, if any, deliverable upon conversion of the notes would cause the holder or any person whose ownership position would be aggregated with that of the holder to exceed 4.9% of our outstanding common stock. In addition, the indenture for the notes provides that no holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) is a “citizen of the United States” shall receive any shares of common stock upon conversion of the notes to the extent such shares would constitute “excess shares” (as defined in our certificate of incorporation) if they were issued. Notwithstanding anything herein to the contrary, a holder (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) shall not become the record or beneficial owner of any shares the settlement of which is suspended as described above, or otherwise have any rights as a holder of our common stock with respect to such shares, until such time, if any, as such shares would not constitute “excess shares” if they were issued.

For more information, see “Description of the Notes — Conversion Rights — Jones Act Restrictions”, “Risk Factors — Risks Related to Our Common Stock — Our certificate of incorporation limits the ownership of common stock by individuals and entities that are not U.S. citizens. This may affect the liquidity of our common stock and may result in non-U.S. citizens being required to disgorge profits, sell their shares at a loss or relinquish their voting, dividend and distribution rights” and “Description of Capital Stock — Ownership by Non-U.S. Citizens.”

The initial conversion rate for the notes is 26.9339 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $37.13 per share of common stock, subject to adjustment.

In addition, if a “make-whole fundamental change” occurs prior to the maturity date, we will in some cases increase the conversion rate for a holder who elects to convert its notes in connection with such event as described under “Description of the Notes —

Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.” No adjustment to the conversion rate will be made if the stock price is less than $28.56 or if the stock price exceeds $100.00 (in each case, subject to adjustment).

Settlement Upon Conversion	Upon conversion of the notes, we will pay, with respect to each VWAP trading day of the related 50 VWAP trading day observation period, an amount in cash equal to the “principal portion” (defined as the lesser of (i) $20 and (ii) the daily conversion value of the notes converted) on the “delivery date” (as defined herein) following the applicable observation period, all calculated as described under “Description of the Notes — Conversion Rights — Payment Upon Conversion.” If the daily conversion value exceeds $20 on any VWAP trading day during the relevant 50 VWAP trading day observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver any combination elected by us of shares of our common stock and cash in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described under “Description of the Notes — Conversion Rights — Payment upon Conversion.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares of common stock, if any, delivered to you upon conversion.

Sinking Fund	None.

Optional Redemption by the Company	The notes may not be redeemed by us prior to the maturity date.

Fundamental Change Repurchase Right of Holders	Subject to certain exceptions, if we undergo a “fundamental change” (as herein) you will have the option to require us to repurchase all or any portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the fundamental change repurchase date, unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

Events of Default	Except as noted below, if an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 60 days following such event of default consists exclusively of the right to receive an extension fee on the notes in an amount equal to

0.25% of the principal amount of the notes. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

PORTAL Trading	The notes have been eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market.

New York Stock Exchange Symbol for our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “HRZ”.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes.

United States Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. Federal Income Tax Considerations.”

DTC Eligibility	The notes have been issued in book-entry-only form and are represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of the Notes — Form, Denomination and Registration.”

For a more complete description of the terms of the notes, see “Description of the Notes.” For a more complete description of our common stock, see “Description of Capital Stock.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of net discount or premium and financing costs, accretion of preferred stock, and the portion of operating rental expense (33%) which management believes is representative of the interest component of rent expense.

						Twelve		Twelve
	Nine Months		Year		Year	Months		Months		Year
	Ended		Ended		Ended	Ended		Ended		Ended
	Sept. 23, 2007		Dec. 24, 2006		Dec. 25, 2005	Dec. 26, 2004		Dec. 21, 2003		Dec. 22, 2002

Pretax income (loss)	$3,145		$47,025		$(17,883)	$22,000		$24,728		$35,458
Interest expense	34,110		51,328		53,057	29,829		13,593		7,133
Preferred stock accretion	—		—		5,073	6,756		—		—
Rentals	22,209		23,616		24,530	26,193		26,662		26,674

Total fixed charges	$56,319		$74,944		$82,660	$62,778		$40,255		$33,807

Pretax earnings plus fixed charges	$59,464		$121,969		$64,777	$84,778		$64,983		$69,265
Ratio of earnings to fixed charges	1.06	x	1.63	x	(1)	1.35	x	1.61	x	2.05x

(1)	For the year ended December 25, 2005, earnings were insufficient to cover fixed charges by $17.9 million.

RISK FACTORS

Investing in the notes involves a high degree of risk.  In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing any notes. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of the notes and our common stock may decline, and you might lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

Rising fuel prices may adversely affect our profits.

Fuel is a significant operating expense for our shipping operations. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, increases in the price of fuel, such as we are currently experiencing, may continue to adversely affect profitability. There can be no assurance that our customers will agree to bear such fuel price increases via fuel surcharges without a reduction in their volumes of business with us nor any assurance that our future fuel hedging efforts, if any, will be successful.

In addition, a bill has been introduced in the Senate that will limit the sulphur content of fuel used by vessels that enter or leave U.S. ports. As a result of any such legislation or other laws affecting emissions of marine vessels, we may be required to use more expensive fuels or modify our vessels which will result in an increase in our cost of operations.

A decrease in shipping volume in our markets will adversely affect our business.

Demand for our shipping services depends on levels of shipping in our Jones Act markets and in the Guam market, as well as on economic and trade growth and logistics. Cyclical or other recessions in the continental U.S. or in these markets can negatively affect our operating results as customers may ship fewer containers or may ship containers only at reduced rates. We cannot predict whether or when such downturns will occur.

Change in tax laws or the interpretation thereof, adverse tax audits and other tax matters related to our tonnage tax election or such tax may adversely affect our future results.

During 2006, after evaluating the merits and requirements of the tonnage tax, we elected the application of the tonnage tax instead of the federal corporate income tax on income from our qualifying shipping activities. Changes in tax laws or the interpretation thereof, adverse tax audits, and other tax matters related to such tax election or such tax may adversely affect our future results.

If we are unable to implement our business strategy, our future results could be adversely affected.

Our future results of operations will depend in significant part on the extent to which we can implement our business strategy successfully. Our business strategy includes continuing to organically grow our revenue, providing complete shipping and logistics services, leveraging our capabilities to serve a broad range of customers, leveraging our brand, maintaining industry-leading information technology, pursuing strategic acquisitions and reducing operating costs. Our strategy is subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. As a consequence, we may not be able to fully implement our strategy or realize the anticipated results of our strategy.

Repeal, substantial amendment, or waiver of the Jones Act or its application could have a material adverse effect on our business.

If the Jones Act were to be repealed, substantially amended, or waived and, as a consequence, competitors with lower operating costs were to enter any of our Jones Act markets, our business would be materially adversely affected. In addition, our advantage as a U.S.-citizen operator of Jones Act vessels could be eroded by periodic efforts and attempts by foreign interests to circumvent certain aspects of the Jones Act. If maritime cabotage services were included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise altered, the shipping of maritime cargo between covered U.S. ports could be opened to foreign-flag or foreign-built vessels.

In September 2005, the Department of Homeland Security issued limited temporary waivers of the Jones Act solely to permit the transport of petroleum and refined petroleum products in the United States in response to the damage caused to the nation’s oil and gas production facilities and pipelines by Hurricanes Katrina and Rita. There can be no assurance as to the timing of any future waivers of the Jones Act or that any such waivers will be limited to the transport of petroleum and refined petroleum products.

Our failure to renew our commercial agreements with Maersk in the future could have a material adverse effect on our business.

We have several commercial agreements with Maersk, an international shipping company, that encompass terminal services, equipment sharing, cargo space charters, sales agency services, trucking services, and transportation services. For example, under these agreements, Maersk provides us with terminal services at six ports located in the continental U.S. (Elizabeth, New Jersey; Jacksonville, Florida; Houston, Texas; Los Angeles and Oakland, California; and Tacoma, Washington). In general, these agreements, which were renewed and amended in December 2006, are currently scheduled to expire at the end of 2010. If we fail to renew these agreements in the future, the requirements of our business will necessitate that we enter into substitute commercial agreements with third parties for at least some portion of the services contemplated under our existing commercial agreements with Maersk, such as terminal services at our ports located in the continental U.S. There can be no assurance that, if we fail to renew our commercial agreements with Maersk, we will be successful in negotiating and entering into substitute commercial agreements with third parties and, even if we succeed in doing so, the terms and conditions of these new agreements, individually or in the aggregate, may be significantly less favorable to us than the terms and conditions of our existing agreements with Maersk or others. Furthermore, if we do enter into substitute commercial agreements with third parties, changes in our operations to comply with the requirements of these new agreements (such as our use of other terminals in our existing ports in the continental U.S. or our use of other ports in the continental U.S.) may cause disruptions to our business, which could be significant, and may result in additional costs and expenses and possible losses of revenue.

Our industry is unionized and strikes by our union employees or others in the industry may disrupt our services and adversely affect our operations.

As of December 23, 2007, we had 2,162 employees, of which 1,459 were unionized employees represented by seven different labor unions. Our industry is susceptible to work stoppages and other adverse employee actions due to the strong influence of maritime trade unions. We may be adversely affected by future industrial action against efforts by our management or the management of other companies in our industry to reduce labor costs, restrain wage increases or modify work practices. For example, in 2002 our operations at our U.S. west coast ports were significantly affected by a 10-day labor interruption by the International Longshore and Warehouse Union. This interruption affected ports and shippers throughout the U.S. west coast.

In addition, in the future, we may not be able to negotiate, on terms and conditions favorable to us, renewals of our collective bargaining agreements with unions in our industry and strikes and disruptions may occur as a result of our failure or the failure of other companies in our industry to negotiate collective bargaining agreements with such unions successfully.

One of our collective bargaining agreements with our unions have expired. Our employees who are covered under these agreements are continuing to work under the old agreements while we negotiate new agreements. Our other collective bargaining agreements with our unions are scheduled to expire as follows — International

Brotherhood of Teamsters: 2008 and 2010; Seafarers International Union: 2011; Office & Professional Employees International Union: 2012; International Longshore and Warehouse Union: 2008; International Longshoremen’s Association: 2010; Marine Engineers Beneficial Association: 2012; and International Organization of Masters, Mates & Pilots: 2012.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by several maritime statutes, including provisions of the Jones Act, the Death on the High Seas Act, the Seamen’s Wage Act and general maritime law. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes for these employees, we may have greater exposure for any claims made by these employees than is customary in the United States.

Due to our participation in multi-employer pension plans, we may have exposure under those plans that extends beyond what our obligations would be with respect to our employees.

We contribute to fifteen multi-employer pension plans. In the event of a partial or complete withdrawal by us from any plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. We have no current intention of taking any action that would subject us to any withdrawal liability and cannot assure you that no other contributing employer will take such action.

In addition, if a multi-employer plan fails to satisfy the minimum funding requirements, the Internal Revenue Service, pursuant to Section 4971 of the Internal Revenue Code of 1986, as amended, referred to herein as the Code, will impose an excise tax of five (5%) percent on the amount of the accumulated funding deficiency. Under Section 413(c)(5) of the Code, the liability of each contributing employer, including us, will be determined in part by each employer’s respective delinquency in meeting the required employer contributions under the plan. The Code also requires contributing employers to make additional contributions in order to reduce the deficiency to zero, which may, along with the payment of the excise tax, have a material adverse impact on our financial results.

Compliance with safety and environmental protection and other governmental requirements may adversely affect our operations.

The shipping industry in general and our business and the operation of our vessels and terminals in particular are affected by extensive and changing safety, environmental protection and other international, national, state and local governmental laws and regulations. For example, our vessels, as U.S.-flagged vessels, generally must be maintained “in class” and are subject to periodic inspections by the American Bureau of Shipping or similar classification societies, and must be periodically inspected by, or on behalf of, the U.S. Coast Guard. In addition, the United States Oil Pollution Act of 1990 (referred to as OPA), the Comprehensive Environmental Response, Compensation & Liability Act of 1980 (referred to as CERCLA), and certain state laws require us, as a vessel operator, to obtain certificates of financial responsibility and to adopt procedures for oil or hazardous substance spill prevention, response and clean up. In complying with these laws, we have incurred expenses and may incur future expenses for ship modifications and changes in operating procedures. Changes in enforcement policies for existing requirements and additional laws and regulations adopted in the future could limit our ability to do business or further increase the cost of our doing business.

We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance in all material respects with applicable safety/environmental laws and regulations and are insured against the usual risks for such amounts as our management deems appropriate. Our vessels’ operating certificates and licenses are renewed periodically during the required annual surveys of the vessels. However, there can be no assurance that such certificates and licenses will be renewed. Also, in the future, we may have to alter existing equipment, add new equipment to, or change operating procedures for, our vessels to comply with changes in governmental regulations, safety or other equipment standards to meet our customers’ changing needs. If any such costs are material, they could adversely affect our financial condition.

We are subject to new statutory and regulatory directives in the United States addressing homeland security concerns that may increase our costs and adversely affect our operations.

Various government agencies within the Department of Homeland Security (“DHS”), including the Transportation Security Administration, the U.S. Coast Guard, and U.S. Bureau of Customs and Border Protection, have adopted, and may adopt in the future, new rules, policies or regulations or changes in the interpretation or application of existing laws, rules, policies or regulations, compliance with which could increase our costs or result in loss of revenue.

The Coast Guard’s new maritime security regulations, issued pursuant to the Maritime Transportation Security Act of 2002 (“MTSA”), require us to operate our vessels and facilities pursuant to both the maritime security regulations and approved security plans. Our vessels and facilities are subject to periodic security compliance verification examinations by the Coast Guard. A failure to operate in accordance with the maritime security regulations or the approved security plans may result in the imposition of a fine or control and compliance measures, including the suspension or revocation of the security plan, thereby making the vessel or facility ineligible to operate. We are also required to audit these security plans on an annual basis and, if necessary, submit amendments to the Coast Guard for its review and approval. Failure to timely submit the necessary amendments may lead to the imposition of the fines and control and compliance measures mentioned above. Failure to meet the requirements of the maritime security regulations could have a material adverse effect on our results of operations.

DHS may adopt additional security-related regulations, including new requirements for screening of cargo and our reimbursement to the agency for the cost of security services. These new security-related regulations could have an adverse impact on our ability to efficiently process cargo or could increase our costs. In particular, our customers typically need quick shipping of their cargos and rely on our on-time shipping capabilities. If these regulations disrupt or impede the timing of our shipments, we may fail to meet the needs of our customers, or may increase expenses to do so.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

Domestic and international container shipping is subject to various security and customs inspection and related procedures, referred to herein as inspection procedures, in countries of origin and destination as well as in countries in which transshipment points are located. Inspection procedures can result in the seizure of containers or their contents, delays in the loading, offloading, transshipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers (and, in some cases, shipping and logistics companies such as us). Failure to comply with these procedures may result in the imposition of fines or the taking of control or compliance measures by the applicable governmental agency, including the denial of entry into U.S. waters.

We understand that, currently, only a small proportion of all containers delivered to the United States are physically inspected by U.S., state or local authorities prior to delivery to their destinations. The U.S. government, foreign governments, international organizations, and industry associations have been considering ways to improve and expand inspection procedures. There are numerous proposals to enhance the existing inspection procedures, which if implemented would likely affect shipping and logistics companies such as us. Such changes could impose additional financial and legal obligations on us, including additional responsibility for physically inspecting and recording the contents of containers we are shipping. In addition, changes to inspection procedures could impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo by container uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Restrictions on foreign ownership of our vessels could limit our ability to sell off any portion of our business or result in the forfeiture of our vessels.

The Jones Act restricts the foreign ownership interests in the entities that directly or indirectly own the vessels which we operate in our Jones Act markets. If we were to seek to sell any portion of our business that owns any of these vessels, we would have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the foreign ownership restrictions described above. As a result, the sales price for that portion of our business may not attain the amount that could be obtained in an unregulated market. Furthermore, at any point Horizon Lines, LLC, our indirect wholly-owned subsidiary and principal operating subsidiary, ceases to be controlled and 75% owned by U.S. citizens, we would become ineligible to operate in our current markets and may become subject to penalties and risk forfeiture of our vessels.

No assurance can be given that our insurance costs will not escalate.

Our protection and indemnity insurance (“P&I”) is provided by a mutual P&I club which is a member of the International Group of P&I Clubs. As a mutual club, it relies on member premiums, investment reserves and income, and reinsurance to manage liability risks on behalf of its members. Increased investment losses, underwriting losses, or reinsurance costs could cause international marine insurance clubs to substantially raise the cost of premiums, resulting not only in higher premium costs but also higher levels of deductibles and self-insurance retentions.

Catastrophic losses and other liabilities could adversely affect our results of operations and such losses and liability may be beyond insurance coverage.

The operation of any oceangoing vessel carries with it an inherent risk of catastrophic maritime disaster, mechanical failure, collision, and loss of or damage to cargo. Also, in the course of the operation of our vessels, marine disasters, such as oil spills and other environmental mishaps, cargo loss or damage, and business interruption due to political or other developments, as well as maritime disasters not involving us, labor disputes, strikes and adverse weather conditions, could result in loss of revenue, liabilities or increased costs, personal injury, loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims.

Although we maintain insurance, including retentions and deductibles, at levels that we believe are consistent with industry norms against the risks described above, including loss of life, there can be no assurance that this insurance would be sufficient to cover the cost of damages suffered by us from the occurrence of all of the risks described above or the loss of income resulting from one or more of our vessels being removed from operation. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at commercially reasonable rates in the future. Further, if we are negligent or otherwise responsible in connection with any such event, our insurance may not cover our claim.

In the event that any of the claims arising from any of the foregoing possible events were assessed against us, all of our assets could be subject to attachment and other judicial process.

As a result of the significant insurance losses incurred in the September 11, 2001 attack and related concern regarding terrorist attacks, global insurance markets increased premiums and reduced or restricted coverage for terrorist losses generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Additionally, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable.

The reliability of our service may be adversely affected if our spare vessels reserved for relief are not deployed efficiently under extreme circumstances, which could damage our reputation and harm our operating results. We generally keep spare vessels in reserve available for relief if one of our vessels in active service suffers a maritime disaster or must be unexpectedly removed from service for repairs. However, these spare vessels may require several days of sailing before it can replace the other vessel, resulting in service disruptions and loss of revenue. If more than one of our vessels in active service suffers a maritime disaster or must be unexpectedly removed from service, we may have to redeploy vessels from our other trade routes, or lease one or more vessels from third parties. We may suffer a material adverse effect on our business if we are unable to rapidly deploy one of our spare vessels and we fail to provide on-time scheduled service and adequate capacity to our customers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our shipping and logistics services, especially HITS, which could damage our reputation and harm our operating results.

Our provision of our shipping and logistics services depends on the continuing operation of our information technology and communications systems, especially HITS. We have experienced brief system failures in the past and may experience brief or substantial failures in the future. Any failure of our systems could result in interruptions in our service reducing our revenue and profits and damaging our brand. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities. The occurrence of a natural disaster, or other unanticipated problems at our facilities at which we maintain and operate our systems could result in lengthy interruptions or delays in our shipping and logistics services, especially HITS.

Our vessels could be arrested by maritime claimants, which could result in significant loss of earnings and cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may enforce its lien by either arresting or attaching a vessel through foreclosure proceedings. Moreover, crew members may place liens for unpaid wages that can include significant statutory penalty wages if the unpaid wages remain overdue (e.g., double wages for every day during which the unpaid wages remain overdue). The arrest or attachment of one or more of our vessels could result in a significant loss of earnings and cash flow for the period during which the arrest or attachment is continuing.

In addition, international vessel arrest conventions and certain national jurisdictions allow so-called sister-ship arrests, which allow the arrest of vessels that are within the same legal ownership as the vessel which is subject to the claim or lien. Certain jurisdictions go further, permitting not only the arrest of vessels within the same legal ownership, but also any associated vessel. In nations with these laws, an association may be recognized when two vessels are owned by companies controlled by the same party. Consequently, a claim may be asserted against us or any of our vessels for the liability of one or more of the other vessels that we own.

We are susceptible to severe weather and natural disasters.

Our operations are vulnerable to disruption as a result of weather and natural disasters such as bad weather at sea, hurricanes, typhoons and earthquakes. Such events will interfere with our ability to provide the on-time scheduled service our customers demand resulting in increased expenses and potential loss of business associated with such events. In addition, severe weather and natural disasters can result in interference with our terminal operations, and may cause serious damage to our vessels, loss or damage to containers, cargo and other equipment and loss of life or physical injury to our employees. Terminals in the South Pacific Ocean, particularly in Guam, and terminals on the east coast of the continental U.S. and in the Caribbean are particularly susceptible to hurricanes and typhoons. In the recent past, the terminal at our port in Guam was seriously damaged by a typhoon and our terminal in Puerto Rico was seriously damaged by a hurricane. These storms resulted in damage to cranes and other equipment and closure of these facilities. Earthquakes in Anchorage and in Guam have also damaged our terminal facilities resulting in delay in terminal operations and increased expenses. Any such damage will not be fully covered by insurance.

We may face new competitors.

Other established or start-up shipping operators may enter our markets to compete with us for business.

Existing non-Jones Act qualified shipping operators whose container ships sail between ports in Asia and the U.S. west coast could add Hawaii, Guam or Alaska as additional stops on their sailing routes for non-U.S. originated or destined cargo. Shipping operators could also add Puerto Rico as a new stop on sailings of their vessels between the continental U.S. and ports in Europe, the Caribbean, and Latin America for non-U.S. originated or destined cargo. Further, shipping operators could introduce U.S.-flagged vessels into service sailing between Guam and U.S. ports, including ports on the U.S. west coast or in Hawaii. On these routes to and from Guam no limits would apply as to the origin or destination of the cargo dropped off or picked up. In addition, current or new U.S. citizen shipping operators may order the building of new vessels by U.S. shipyards and may introduce these U.S.-built vessels into Jones Act qualified service on one or more of our trade routes. These potential competitors may have access to financial resources substantially greater than our own. The entry of a new competitor on any of our trade routes could result in a significant increase in available shipping capacity that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In early 2005, Pasha Hawaii Transport Lines, a joint venture between The Pasha Group, a California-based automobile handling and logistics company, and Strong Vessel Operators LLC, a Connecticut-based operator of a U.S.-flagged ship on a trade route between the U.S. east coast and the Azores, began a Jones Act qualified shipping service between Hawaii and San Diego, utilizing one roll-on/roll-off vessel. Pasha Hawaii has targeted newly manufactured vehicles, including Chrysler and Honda vehicles for shipment from the U.S. west coast to Hawaii, privately-owned vehicles for shipment between the U.S. west coast and Hawaii and larger, rolling-stock pieces, including tractors and military vehicles and equipment for shipment between the U.S. west coast and Hawaii. Pasha Hawaii’s service has had some effect on us through the loss of some shipments of vehicles between the U.S. west coast and Hawaii. We have also experienced downward rate pressure, resulting in eroding margins, with respect to these types of vehicle shipments.

We may not exercise our purchase options for our chartered vessels.

We intend to exercise our purchase options for up to three of the vessels that we have chartered upon the expiration of their charters in January 2015. In addition, we have not determined whether we will exercise our scheduled purchase options for the five newly built U.S.-flag vessels that we have chartered. There can be no assurance that, when these options for these eight vessels become exercisable, the price at which these vessels may be purchased will be reasonable in light of the fair market value of these vessels at such time or that we will have the funds required to make these purchases. As a result, we may not exercise our options to purchase these vessels. If we do not exercise our options, we may need to renew our existing charters for these vessels or charter replacement vessels. There can be no assurance that our existing charters will be renewed, or, if renewed, that they will be renewed at favorable rates, or, if not renewed, that we will be able to charter replacement vessels at favorable rates.

We may face significant costs as the vessels currently in our fleet age.

We believe that each of the vessels we currently operate has an estimated useful life of approximately 45 years from the year it was built. As of the date hereof, the average age of our active vessels is approximately 21 years and the average age of our active Jones Act vessels is approximately 31 years. We expect to incur increasing costs to operate and maintain the Jones Act vessels in good condition as they age.

Eventually, these vessels will need to be replaced. We may not be able to replace all of our existing vessels with new vessels based on uncertainties related to financing, timing and shipyard availability.

We may face unexpected substantial drydocking costs for our vessels.

Our vessels are drydocked periodically to comply with regulatory requirements and to affect maintenance and repairs, if necessary. The cost of such repairs at each drydocking are difficult to predict with certainty and can be substantial. Our established processes have enabled us to make on average six drydockings per year over the last five years with a minimal impact on schedule. In addition, our vessels may have to be drydocked in the event of accidents or other unforeseen damage. Our insurance may not cover all of these costs. Large unpredictable repair and drydocking expenses could significantly decrease our profits.

Loss of our key management personnel could adversely affect our business.

Our future success will depend, in significant part, upon the continued services of Charles G. Raymond, our Chairman of the Board, President and Chief Executive Officer, John W. Handy, our Executive Vice President, M. Mark Urbania, our Executive Vice President and Chief Financial Officer, John V. Keenan, President of Horizon Lines, LLC and Brian W. Taylor, President of Horizon Logistics, LLC. The loss of the services of any of these executive officers could adversely affect our future operating results because of their experience and knowledge of our business and customer relationships. If key employees depart, we may have to incur significant costs to replace them and our ability to execute our business model could be impaired if we cannot replace them in a timely manner. We do not expect to maintain key person insurance on any of our executive officers.

We are subject to, and may in the future be subject to, disputes, or legal or other proceedings, that could have a material adverse effect on us.

The nature of our business exposes us to the potential for disputes, or legal or other proceedings, from time to time relating to labor and employment matters, personal injury and property damage, environmental matters and other matters, as discussed in the other risk factors disclosed in this prospectus. In addition, as a common carrier, our tariffs, rates, rules and practices in dealing with our customers are governed by extensive and complex foreign, federal, state and local regulations which are the subject of disputes or administrative and/or judicial proceedings from time to time. These disputes, individually or collectively, could harm our business by distracting our management from the operation of our business. If these disputes develop into proceedings, these proceedings, individually or collectively, could involve significant expenditures by us or result in significant changes to our tariffs, rates, rules and practices in dealing with our customers that could have a material adverse effect on our future revenue and profitability.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our growth strategy may include pursuing acquisitions. Any integration process may be complex and time-consuming, may be disruptive to our business and may cause an interruption of, or a distraction of our management’s attention from our business as a result of a number of obstacles, including but not limited to:

•	the loss of key customers of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	a failure of our due diligence process to identify significant issues or contingencies;

•	difficulties assimilating the operations and personnel of the acquired company;

•	difficulties effectively integrating the acquired technologies with our current technologies;

•	our inability to retain key personnel of acquired entities;

•	a failure to maintain the quality of customer service;

•	our inability to achieve the financial and strategic goals for the acquired and combined businesses; and

•	difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could negatively impact our net income and cash flows.

We completed two acquisitions in 2007. We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of such obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations.

We may not realize the expected benefits of our Horizon Edge initiative.

Our Horizon Edge employee team was formed in 2006 to develop and implement a program over a two and a half year period, extending through 2008, with the combined goals of reducing operating costs and enhancing customer focus and service efficiency. With the assistance of outside advisors, we are targeting improvements in maintenance management, marine productivity, supply chain management and information technology. There can be no assurance that we will realize the anticipated cost savings related to this initiative. Also, we may not be able to sustain any realized costs savings resulting from the Horizon Edge program in subsequent years.

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

As of September 23, 2007, we had (i) approximately $603.8 million in outstanding indebtedness, including capital leases, and approximately $273.8 million of which was secured indebtedness, including capital leases, (ii) approximately $211.0 million of aggregate trade payables, accrued liabilities and other balance sheet liabilities (other than the long-term debt referred to above) and (iii) a debt-to-equity ratio of approximately 4.1:1.0.

Because we have substantial debt, we require significant amounts of cash to fund our debt service obligations. Our ability to generate cash to meet scheduled payments or to refinance our obligations with respect to our debt depends on our financial and operating performance which, in turn, is subject to prevailing economic and competitive conditions and to the following financial and business factors, some of which may be beyond our control:

•	operating difficulties;

•	increased operating costs;

•	increased fuel costs;

•	general economic conditions;

•	decreased demand for our services;

•	market cyclicality;

•	tariff rates;

•	prices for our services;

•	the actions of competitors;

•	regulatory developments; and

•	delays in implementing strategic projects.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and might be forced to reduce or delay capital expenditures, dispose of material assets or operations, seek to obtain additional equity capital, or restructure or refinance our indebtedness. Such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In particular, in the event that we are required to dispose of material assets or operations to meet our debt service obligations, we cannot be sure as to the timing of such dispositions or the proceeds that we would realize from those dispositions. The value realized from such dispositions will depend on market conditions and the availability of buyers, and, consequently, any such disposition may not, among other things, result in sufficient cash proceeds to repay our indebtedness. Also, our secured credit facility contains covenants that may limit our ability to dispose of material assets or operations or to restructure or refinance our indebtedness. Further, we cannot provide assurance that we will be able to restructure or refinance any of our indebtedness or obtain additional financing, given the uncertainty of prevailing market conditions from time to time, our high levels of indebtedness and the various debt incurrence restrictions imposed by our secured credit facility. If we are able to restructure or refinance our indebtedness or obtain additional financing, the economic terms on which such indebtedness is restructured, refinanced or obtained may not be favorable to us.

We may incur substantial indebtedness in the future. The terms of our secured credit facility will permit us to incur or guarantee additional indebtedness under certain circumstances. As of September 23, 2007, we had approximately $96.9 million of additional borrowing availability under the secured credit facility, subject to compliance with the financial and other covenants and the other terms set forth therein. In addition, our secured credit facility allows for additional term loan borrowing availability of up to $150 million if certain covenants are met. Our incurrence of additional indebtedness would intensify the risk that our future cash flow and capital resources may not be sufficient for payments of interest on and principal of our substantial indebtedness.

Financial and other covenants under our current and future indebtedness could significantly impair our ability to operate our business.

Our secured credit facility contains covenants that, among other things, restrict the ability of us and our subsidiaries to:

•	dispose of assets;

•	incur additional indebtedness, including guarantees;

•	prepay other indebtedness or amend other debt instruments;

•	pay dividends or make investments, loans or advances;

•	create liens on assets;

•	enter into sale and lease-back transactions;

•	engage in mergers, acquisitions or consolidations;

•	change the business conducted by them; and

•	engage in transactions with affiliates.

In addition, under the secured credit facility, we are required to comply with financial covenants, comprised of leverage and interest coverage ratio requirements. Our ability to comply with these covenants will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control, and will be substantially dependent on our financial and operating performance which, in turn, is subject to prevailing economic and competitive conditions and to various financial and business factors, including those discussed in the other risk factors disclosed in this prospectus, some of which may be beyond our control.

Under our secured credit facility, we are required, subject to certain exceptions, to make mandatory prepayments of amounts under the secured credit facility with all or a portion of the net proceeds of certain asset sales and events of loss, certain debt issuances, certain equity issuances and a portion of their excess cash flow. Our circumstances at the time of any such prepayment, particularly our liquidity and ability to access funds, cannot be anticipated at this time. Any such prepayment could, therefore, have a material adverse effect on us. Mandatory prepayments are first applied to the outstanding term loans and, after all of the term loans are paid in full, then applied to reduce the loans under the revolving credit facility with corresponding reductions in revolving credit facility commitments.

Our substantial indebtedness and future indebtedness could significantly impair our operating and financial condition.

The required payments on our substantial indebtedness and future indebtedness, as well as the restrictive covenants contained in the secured credit facility could significantly impair our operating and financial condition. For example, these required payments and restrictive covenants could:

•	make it difficult for us to satisfy our debt obligations;

•	make us more vulnerable to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•	expose us to interest rate fluctuations because the interest rate on the debt under our revolving credit facility is variable;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

We may incur substantial indebtedness in the future. Our incurrence of additional indebtedness would intensify the risks described above.

Our secured credit facility exposes us to the variability of interest rates.

The revolving credit and term loan portions of our secured credit facility bear interest at variable rates. The interest rates applicable to the secured credit facility vary with the prevailing corporate base rate offered by the administrative agent under the secured credit facility or with LIBOR. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify. Each quarter point change in interest rates would result in a $0.3 million change in annual interest expense on the term loan and $0.4 million on the secured credit facility. Accordingly, a significant rise in interest rates would adversely affect our financial results.

If non-U.S. citizens own more than 19.9% of our stock, we may not have the funds or the ability to redeem any excess shares and we could be forced to suspend our Jones Act operations.

Our certificate of incorporation contains provisions voiding transfers of shares of any class or series of our capital stock that would result in non-U.S. citizens, in the aggregate, owning in excess of 19.9% of the shares of such class or series. In the event that this transfer restriction would be ineffective, our certificate of incorporation provides for the automatic transfer of such excess shares to a trust specified therein. These trust provisions also apply to excess shares that would result from a change in the status of a record or beneficial owner of shares of our capital stock from a U.S. citizen to a non-U.S. citizen. In the event that these trust transfer provisions would also be ineffective, our certificate of incorporation permits us to redeem such excess shares. However, we may not be able to redeem such excess shares because our operations may not have generated sufficient excess cash flow to fund such a redemption. If such a situation occurs, there is no guarantee that we will be able to obtain the funds necessary to effect such a redemption on terms satisfactory to us or at all.

If, for any of the foregoing reasons or otherwise, we are unable to effect such a redemption when such ownership of shares by non-U.S. citizens is in excess of 25.0% of such class or series, or otherwise prevent non-U.S. citizens in the aggregate from owning shares in excess of 25.0% of any such class or series, or fail to exercise our redemption right because we are unaware that such ownership exceeds such percentage, we will likely be unable to comply with applicable maritime laws. If all of the citizenship-related safeguards in our certificate of incorporation fail at a time when ownership of shares of any class or series of our stock is in excess of 25.0% of such class or series, we will likely be required to suspend our Jones Act operations. Any such actions by governmental authorities would have a severely detrimental impact on our results of operations.

RISKS RELATED TO THE NOTES

If you are not a “citizen of the United States” (as defined under the Jones Act), you may not be able to exercise any conversion rights with respect to the notes or the settlement of your conversion may be suspended to the extent the receipt of the common stock deliverable upon conversion of the notes would cause your ownership and the ownership by you and other non-United States citizens to exceed certain prescribed thresholds. Further, the shares of common stock issued upon conversion of the notes received by a holder who is not a citizen of the United States may be subject to certain restrictions set forth in our certificate of incorporation.

In order to facilitate our compliance with the provisions of the Jones Act related to the ownership of our common stock by non-United States citizens, the indenture for the notes will provide that no holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) is a “citizen of the United States” (as defined under the Jones Act) may exercise any conversion right with respect to the notes to the extent the receipt of the common stock, if any, deliverable upon conversion of the notes (after giving effect to our option to pay cash in lieu of delivering all or a portion of the deliverable shares) would cause such person or any person whose ownership position would be aggregated with that of such person to exceed 4.9% of our outstanding common stock.

In addition, the indenture for the notes will provide that no holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) is a “citizen of the United States” shall receive any shares of common stock upon conversion of the notes to the extent such shares would constitute “excess shares” (as defined in our certificate of incorporation) if they were issued. Instead, settlement of such shares will be suspended until such time, if any, that such shares would not constitute “excess shares” if they were issued. Notwithstanding anything herein to the contrary, a holder (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) shall not become the record or beneficial owner of any shares the settlement of which is suspended as described above, or otherwise have any rights as a holder of our common stock with respect to such shares, until such time, if any, as such shares would not constitute “excess shares” if they were issued.

For more information on these restrictions and other restrictions applicable to the shares of our common stock held by persons who are not “citizens of the United States,” see “Description of the Notes — Conversion Rights — Jones Act Restrictions,” “Risk Factors — Risks Related to Our Common Stock — Our certificate of incorporation limits the ownership of common stock by individuals and entities that are not U.S. citizens. This may affect the liquidity of our common stock and may result in non-U.S. citizens being required to disgorge profits, sell their shares at a loss or relinquish their voting, dividend and distribution rights” and “Description of Capital Stock — Ownership by Non-U.S. Citizens.”

The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are unsecured, are effectively subordinated to all secured indebtedness we may incur, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 23, 2007, we had $603.8 million in outstanding indebtedness, including capital leases, and approximately $273.8 million of secured indebtedness, including capital leases. As of September 23, 2007, our subsidiaries had outstanding liabilities, including trade and other payables but excluding intercompany liabilities, in an amount equal to approximately $211.0 million. However, the indenture relating to the notes does not restrict our ability to incur secured indebtedness in the future. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes the outstanding. See “Description of the Notes.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a fundamental change that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the notes.

Any issuance of equity securities after this prospectus, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

We entered into convertible note hedge transactions and warrant transactions with certain of the initial purchasers of the notes, or their affiliates, as counterparties, in connection with the issuance of the notes. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes. In connection with hedging these transactions, the counterparties or their affiliates may enter into various derivative transactions with respect to our common stock. These activities could have the effect of increasing or preventing a decline in the value of our common stock.

In addition, the counterparties (or their affiliates) may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions (including during any observation period related to the conversion of the notes), which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

In particular, such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received upon conversion of those notes. In addition, we expect the options we hold under the convertible note hedge transactions to be exercised whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the counterparties or their affiliates may sell shares of our common stock in secondary transactions or unwind various derivative transactions with respect to our common stock during the observation period, for the converted notes.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions market conditions market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares, if any, and value of the consideration that you will receive upon the conversion of notes and, under certain circumstances, your ability to convert the notes.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of the Notes — Conversion Rights — Payment upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

If the notes are convertible, upon conversion, holders will receive cash and, if applicable, any combination elected by us of shares of our common stock and cash based on the sum of the “daily settlement amounts” described in this prospectus for the 50 VWAP trading days that begin on, and includes, the third trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus. We refer to this 50 VWAP trading day period as the “observation period.”

Other than during certain periods immediately prior to maturity, we will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third VWAP trading day after the observation period, which will generally be at least 55 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the observation period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting regulatory bodies and is subject to change. We cannot predict if or when any such change could be made and any such change could have an adverse impact on our reported or future financial results. Any such impacts could adversely affect the trading price of our common stock and in turn negatively impact the trading price of the notes.

For example, the accounting method for net share settled convertible securities, such as the notes, has been under review by the accounting regulatory bodies for some time. Under the current accounting rules, for the purpose of calculating diluted earnings per share, a net share settled convertible security meeting certain requirements is accounted for in a manner similar to non-convertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for in a manner similar to the treasury stock method. The effect of this method is that the shares potentially issuable upon conversion of the securities are not included in the calculation of earnings per share until the conversion price is “in the money,” and the issuer is then assumed to issue the number of shares necessary to settle the conversion.

However, a proposal to change that accounting method has recently been made by the FASB. Under the proposal, cash settled convertible securities would be separated into their debt and equity components. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability would be recorded as additional paid-in capital. As a result, the debt would be recorded at a discount reflecting its below market coupon interest rate. The debt would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities.

We cannot predict the exact methodology that will be imposed (which may differ materially from the foregoing description) or when any change will be finally implemented.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments,” we will adjust the conversion rate of the notes for certain events, including, among others:

•	the issuance of stock dividends on our common stock;

•	the issuance of certain rights or warrants;

•	certain subdivisions and combinations of our capital stock;

•	the distribution of capital stock, indebtedness or assets;

•	certain tender or exchange offers; and

•	above market repurchases of our common stock that are not covered by any other adjustment.

We will not adjust the conversion rate for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate may occur.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs before the maturity date of the notes, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes in connection with such make-whole fundamental change. The amount of the increase in the conversion rate depends on the date when such make-whole fundamental change becomes effective and the applicable price described in this prospectus. See “Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change”.

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of such fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

•	you convert your notes prior to the effective date of any make-whole fundamental change, and the make-whole fundamental change does not occur; or

•	the applicable price is greater than $100.00 per share or less than $28.56 per share (in each case, subject to adjustment).

Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 35.0140 shares per $1,000 principal amount of notes.

We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.

The notes bear interest semi-annually at a rate of 4.25% per year. In addition, we may in certain circumstances be obligated to pay additional interest. If a fundamental change (as defined) occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes, we must pay the principal portion in cash. We may not have sufficient funds to pay the interest, repurchase price or principal portion when due. In addition, our current and future debt or other agreements may restrict our ability to make cash payments upon conversion of the notes or in connection with the repurchase of the notes upon a fundamental change. For example, our secured credit facility does not permit cash payments upon conversion of the notes or in connection with the repurchase of the notes upon a fundamental change if an event of default under the secured credit facility then exists or would result from such payment. If we fail to pay interest on the notes, repurchase the notes or pay the cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of the Notes — Interest,” and “Description of the Notes — Fundamental Change Permits Holders to Require Us to Repurchase Notes.”

You may not be able to convert your notes before May 15, 2012, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to May 15, 2012, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.

The notes are not listed, and we do not intend to list the notes, on any national securities exchange, and there may not be an active or liquid trading market for the notes. Accordingly, you may be unable to resell your notes or may only be able to sell them at a substantial discount.

An adverse rating of the notes may cause their trading price to fall.

If a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

You may have to pay U.S. federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. Any such constructive distribution may be subject to U.S. federal withholding tax, which may be set off against subsequent payments on the notes. See “Certain U.S. Federal Income Tax Considerations.”

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our charter or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common stock, if any, upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, because of the contingent conversion and net share settlement features of the notes, you may not be able to convert your notes until May 15, 2012, and you may not receive any shares upon conversion.

Provisions in the indenture for the notes, our poison pill, provisions of our charter documents and Delaware General Corporation Law may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the notes, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In addition, if a make-whole fundamental change occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

RISKS RELATED TO OUR COMMON STOCK

Our stock price may be volatile, and you could lose all or part of your investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this prospectus.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock.

We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation and bylaws contain provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to 25 million shares of preferred stock, excluding the Series A preferred stock (shares of which series are no longer issuable), in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	limit the ability of stockholders to act by written consent or to call special meetings;

•	establish a classified board of directors with staggered three-year terms;

•	impose advance notice requirements for nominations for election to our board of directors and for stockholder proposals;

•	limit to the incumbent members of our board the right to elect or appoint individuals to fill any newly created directorship on our board of directors that results from an increase in the number of directors (or any vacancy occurring on our board);

•	limit the ability of stockholders who are non-U.S. citizens under applicable U.S. maritime laws to acquire significant ownership of, or significant voting power with respect to, shares of any class or series of our capital stock; and

•	require the consent of 66 2/3% of the total voting power of all outstanding shares of stock to modify certain provisions of our certificate of incorporation.

The provisions listed above may discourage, delay or prevent a merger or acquisition at a premium price.

In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our future incentive plans may provide for vesting of shares of common stock and/or payments to be made to our employees in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

Our certificate of incorporation limits the ownership of common stock by individuals and entities that are not U.S. citizens. This may affect the liquidity of our common stock and may result in non-U.S. citizens being required to disgorge profits, sell their shares at a loss or relinquish their voting, dividend and distribution rights.

Under applicable U.S. maritime laws, at least 75% of the outstanding shares of each class or series of our capital stock must be owned and controlled by U.S. citizens within the meaning of such laws. Certain provisions of our certificate of incorporation are intended to facilitate compliance with this requirement and may have an adverse effect on holders of shares of the common stock.

Under the provisions of our certificate of incorporation, any transfer, or attempted transfer, of any shares of our capital stock will be void if the effect of such transfer, or attempted transfer, would be to cause one or more non-U.S. citizens in the aggregate to own (of record or beneficially) shares of any class or series of our capital stock in excess of 19.9% of the outstanding shares of such class or series. However, in order for us to comply with the conditions to listing specified by the New York Stock Exchange, our certificate of incorporation provides that nothing therein, such as the foregoing restrictions regarding transfers, precludes the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation service so long as our stock is listed on the New York Stock Exchange. Therefore, to the extent such restrictions voiding transfers are effective, the liquidity or market value of the shares of common stock may be adversely impacted.

In the event such restrictions voiding transfers would be ineffective for any reason, our certificate of incorporation provides that if any transfer would otherwise result in the number of shares of any class or series of our capital stock owned (of record or beneficially) by non-U.S. citizens being in excess of 19.9% of the outstanding shares of such class or series, such transfer will cause such excess shares to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens. The proposed transferee will have no rights in the shares transferred to the trust, and the trustee, who is a U.S. citizen chosen by us and unaffiliated with us or the proposed transferee, will have all voting, dividend and distribution rights associated with the shares held in the trust. The trustee will sell such excess shares to a U.S. citizen within 20 days of receiving notice from us and distribute to the proposed transferee the lesser of the price that the proposed transferee paid for such shares and the amount received from the sale, and any gain from the sale will be paid to the charitable beneficiary of the trust.

These trust transfer provisions also apply to situations where ownership of a class or series of our capital stock by non-U.S. citizens in excess of 19.9% would be exceeded by a change in the status of a record or beneficial owner thereof from a U.S. citizen to a non-U.S. citizen, in which case such person will receive the lesser of the market price of the shares on the date of such status change and the amount received from the sale. In addition, under our certificate of incorporation, if the sale or other disposition of shares of common stock would result in non-U.S. citizens owning (of record or beneficially) in excess of 19.9% of the outstanding shares of common stock, the excess shares shall be automatically transferred to a trust for disposal by a trustee in accordance with the trust transfer provisions described above. As part of the foregoing trust transfer provisions, the trustee will be deemed to have offered the excess shares in the trust to us at a price per share equal to the lesser of (i) the market price on the date we accept the offer and (ii) the price per share in the purported transfer or original issuance of shares, as described in the preceding paragraph, or the market price per share on the date of the status change, that resulted in the transfer to the trust.

As a result of the above trust transfer provisions, a proposed transferee (including a proposed transferee of shares issued upon conversion of the notes offered pursuant to this prospectus) that is a non-U.S. citizen or a record or beneficial owner whose citizenship status change results in excess shares may not receive any return on its investment in shares it purportedly purchases or owns, as the case may be, and it may sustain a loss.

To the extent that the above trust transfer provisions would be ineffective for any reason, our certificate of incorporation provides that, if the percentage of the shares of any class or series of our capital stock owned (of record or beneficially) by non-U.S. citizens is known to us to be in excess of 19.9% for such class or series, we, in our sole discretion, shall be entitled to redeem all or any portion of such shares most recently acquired (as determined by our board of directors in accordance with guidelines that are set forth in our certificate of incorporation), including shares acquired upon conversion of the notes offered pursuant to this prospectus, by non-U.S. citizens, or owned (of record or beneficially) by non-U.S. citizens as a result of a change in citizenship status, in excess of such maximum permitted percentage for such class or series at a redemption price based on a fair market value formula that is set forth in our certificate of incorporation. Such excess shares shall not be accorded any voting, dividend or distribution rights until they have ceased to be excess shares, provided that they have not been already redeemed by us. As a result of these provisions, a stockholder who is a non-U.S. citizen may be required to sell its shares of common stock at an undesirable time or price and may not receive any return on its investment in such shares. Further, we may have to incur additional indebtedness, or use available cash (if any), to fund all or a portion of such redemption, in which case our financial condition may be materially weakened.

So that we may ensure our compliance with the applicable maritime laws, our certificate of incorporation permits us to require that any record or beneficial owner of any shares of our capital stock provide us from time to time with certain documentation concerning such owner’s citizenship and comply with certain requirements. These provisions include a requirement that every person acquiring, directly or indirectly, 5% or more of the shares of any class or series of our capital stock must provide us with specified citizenship documentation. In the event that a person does not submit such requested or required documentation to us, our certificate of incorporation provides us with certain remedies, including the suspension of the voting rights of such person’s shares of our capital stock and the payment of dividends and distributions with respect to those shares into an escrow account. As a result of non-compliance with these provisions, a record or beneficial owner of the shares of our common stock may lose significant rights associated with those shares.

In addition to the risks described above, the foregoing foreign ownership restrictions could delay, defer or prevent a transaction or change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We may terminate our dividend payment policy.

We have adopted a dividend policy that reflects our intention to distribute a portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular dividends to our stockholders. There can be no assurance, however, as to the amount and frequency of any such dividend or that a dividend will be paid at all or whether our dividend policy will be maintained. We have only a limited history of paying cash dividends on our common stock and we currently intend to retain a substantial portion of our future earnings, if any, to make payments of principal and interest on our substantial indebtedness and to fund the development and growth of our businesses. As a result, capital appreciation, if any, of our common stock may be your sole source of potential gain for the foreseeable future.

We may not have the necessary funds to pay dividends on our common stock.

We will require continuing, significant cash flow in order for us to make payments of regular dividends to our stockholders in accordance with our dividend policy. Our subsidiaries are subject to contractual restrictions that may limit their ability to upstream cash indirectly or directly to us. Our secured credit facility contains a financial covenant that requires the maintenance of leverage ratios and other covenants that may restrict the amount of dividends that we may pay. Thus, there is a significant risk that we may not have the requisite funds or may otherwise be unable to make the regular dividend payments contemplated by our dividend policy.

Rising interest rates may adversely affect the market price of our common stock.

Because we have a dividend policy providing for the payment of regular dividends to our stockholders, interest rates may affect, at times significantly, the market price of our common stock. In general, as interest rates increase, the market price of our common stock could decline. While we are unable to predict whether interest rates will change from current levels, it is possible that interest rates may increase in the future. In those circumstances, the value of our common stock may decline.

Our dividend policy may limit our ability to pursue growth opportunities.

Our dividend policy providing for the payment of regular dividends to our stockholders from our cash flow from our operations may significantly constrain our ability to finance any material expansion of our business or to fund our operations more than if we had retained such cash flow from our operations. In addition, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. Such financing may not be available to us at an acceptable cost, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can generally identify forward-looking statements if they contain the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” or “assume” or other similar expressions or phrases, although not all forward-looking statements contain these identifying words.

You should not place undue reliance on our forward-looking statements because the events or developments they describe involve or are subject to known and unknown risks, uncertainties and other factors, some or all of which are not predictable or within our control.

Our forward-looking statements set forth in this prospectus or in a document incorporated by reference in this prospectus speak only as of the date on the cover of this prospectus or the date of the filing of such document incorporated by reference. We have no duty to, undertake no obligation to, do not intend to, and specifically decline any obligation to, update or revise any forward-looking statements in this prospectus after the date of this prospectus, even if we are in possession of new information or subsequent events cause us to become aware of new risks or cause our expectations to change regarding the events or developments expressed or implied in such forward-looking statements.

Factors that may cause actual results to differ from expected results include: our substantial debt; restrictive covenants under our debt agreements; decreases in shipping volumes; our failure to renew our commercial agreements with Maersk; rising fuel prices; labor interruptions or strikes; job related claims, liability under multi-employer pension plans; compliance with safety and environmental protection and other governmental requirements; new statutory and regulatory directives in the United States addressing homeland security concerns; the successful start-up of any Jones-Act competitor; delayed delivery or non-delivery of one or more of our new vessels; increased inspection procedures and tighter import and export controls; restrictions on foreign ownership of our vessels; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; escalation of insurance costs, catastrophic losses and other liabilities; the arrest of our vessels by maritime claimants; severe weather and natural disasters; our inability to exercise our purchase options for our chartered vessels; the aging of our vessels; unexpected substantial drydocking costs for our vessels; the loss of our key management personnel; actions by our stockholders; changes in tax laws including the tonnage tax or in their interpretation or application, adverse tax audits and other tax matters; and legal or other proceedings to which we are or may become subject.

We have discussed some of the factors that may cause actual results or developments to differ materially from those expressed or implied in our forward-looking statements and they are described in this prospectus under the caption “Risk Factors” as well as in our Report on Form 10-K for the fiscal year ended December 24, 2006, as filed with the SEC on March 2, 2007 and our Quarterly Report on Form 10-Q filed with the SEC on October 26, 2007, all of which you should review carefully. The risk factors referred to above are not necessarily all of the factors that could cause actual results or developments to differ materially from those expressed or implied in our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on our forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded publicly on The New York Stock Exchange under the symbol “HRZ”. The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by the New York Stock Exchange. These prices do not include retail markups, markdowns or commissions.

Fiscal year ended December 24, 2006
First quarter	$13.32	$12.07	$0.11
Second quarter	$16.02	$12.35	$0.11
Third quarter	$16.79	$14.46	$0.11
Fourth quarter	$30.50	$15.33	$0.11
Fiscal year ended December 23, 2007
First quarter	$33.98	$25.50	$0.11
Second quarter	$34.97	$31.66	$0.11
Third quarter	$36.55	$25.07	$0.11
Fourth quarter	$34.06	$15.11	$0.11
Fiscal year ended December 21, 2008
First quarter (through January 30, 2008)	$20.06	$15.73	—

As of December 31, 2007, there were approximately 5,565 holders of record of our common stock. On January 30, 2008, the last sale price reported on the New York Stock Exchange for our common stock was $18.01 per share.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture dated as of August 8, 2007 (the “indenture”) between us and The Bank of New York Trust Company, N.A., as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture, the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture (including the form of note contained therein) because it, and not this description, defines your rights as a holder of the notes. You may request a copy of the indenture from us. Also, we filed a copy of the indenture with the SEC on August 13, 2007 as an exhibit to our Current Report on Form 8-K, which is available on the SEC’s website at www.sec.gov.

For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Horizon Lines, Inc. and not to its subsidiaries.

GENERAL

The notes:

•	are:

•	our general unsecured obligations;

•	equal in right of payment with any of our other senior unsecured indebtedness;

•	senior in right of payment to any indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors;

•	effectively subordinated to all of our existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	limited to an aggregate principal amount of $330,000,000, except as set forth below;

•	mature on August 15, 2012 (the “maturity date”), unless earlier converted or repurchased;

•	are issued in denominations of $1,000 and integral multiples of $1,000; and

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

As of September 23, 2007, we had outstanding:

•	$603.8 million of senior unsecured indebtedness equal in right of payment to the notes; and

•	$273.8 million of senior unsecured indebtedness, including capital leases, which will be senior in payment to the notes to the extent of the value of the collateral.

As of September 23, 2007, our subsidiaries had liabilities (including trade and other payables, but excluding intercompany liabilities) outstanding in an amount equal to approximately $211.0 million, all of which will be effectively senior to the notes. The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries have not guaranteed any of our obligations under the notes. See “Risk Factors — Risks related to the Notes — The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.”

Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted initially at a conversion rate of 26.9339 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $37.13 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of the notes, we will pay an amount in cash equal to the “principal portion” (as defined below) of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the relevant 50 VWAP trading “observation period,” (as defined below), in addition to paying the principal portion of the converted notes for such VWAP trading day in cash, we will also deliver any combination elected by us of shares of our common stock and cash in an amount equal to the excess of the daily conversion value over the principal portion on that VWAP trading day. We will perform this calculation and make an aggregate payment of cash and stock for all VWAP trading days of the relevant 50 VWAP trading day observation period at the end of the period, as described below. You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes are issued pursuant to a “qualified reopening” or are treated as issued without original issue discount for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Other than the restrictions described under “— Fundamental Changes Permits Holders to Require Us to Repurchase Notes” and “— Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “— Conversion Rights — Conversion upon Specified Corporate Events” and “— Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See “Risk Factors — Risks related to the Notes.”

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

PAYMENTS ON THE NOTES; PAYING AGENT AND REGISTRAR

We will pay the principal of certificated notes at the office or agency designated by us. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and a corporate trust office of the trustee as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of such notes and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay the principal of, and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.

TRANSFER AND EXCHANGE

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we, the trustee or registrar may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.

INTEREST

The notes bear interest at a rate of 4.25% per year from August 8, 2007, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2008.

Interest will be paid to the person in whose name a note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months.

CONVERSION RIGHTS

General

Upon the occurrence of any of the conditions described under the headings “— Conversion upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Events,” holders may convert their notes at an initial conversion rate of 26.9339 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $37.13 per share of common stock, at any time prior to the close of business on the scheduled trading day immediately preceding May 15, 2002. On and after May 15, 2002, holders may convert their notes at the conversion rate regardless of the conditions described under the headings “— Conversion upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Events” at any time prior to the close of business on the fourth scheduled trading day immediately preceding the final maturity date of August 15, 2012.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national securities exchange or market on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on any exchange or market, a business day.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. The conversion price at any given time is computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “— Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest (including special interest, if any) to, but not including, the conversion date.

As a result, accrued and unpaid interest (including special interest, if any) to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

•	if we have specified a “fundamental change repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes; or

•	in respect of any conversions that occur after the record date immediately preceding the final maturity date.

Upon conversion of the notes, we deliver cash and shares of our common stock, if any, as described under “— Payment upon Conversion” below.

Our current and future debt or other agreements may restrict our ability to make cash payments upon conversion. For example, our secured credit facility does not permit cash payments upon conversion of the notes if an event of default under the secured credit facility then exists or would exists or would result from such payment. Our failure to pay in cash the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors — Risks related to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon Satisfaction of Trading Price Condition

Prior to May 15, 2012, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of the notes for each day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the notes for such date, as determined by the trustee and subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the initial purchasers; but if three such bids cannot reasonably be provided to the trustee, but two such bids are provided, then the average of the two bids will be used, and if only one such bid can reasonably be provided to the trustee, that one bid will be used. If at least one bid for $2.0 million principal amount of the notes cannot reasonably be provided to the trustee by a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. Any such determination will be conclusive absent manifest error.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the conversion rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the conversion rate.

If the trading price condition has been met, we will so notify the holders of the notes. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of the notes is greater than 97% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders of the notes.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the initial purchasers, selected by us for this purpose. Any such determination will be conclusive absent manifest error.

“Trading day” means a day during which (i) trading in our common stock generally occurs and (ii) there is no “market disruption event” (as defined below).

“Market disruption event” means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based on Common Stock Price

Prior to May 15, 2012, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending September 30, 2007 (and only during such calendar quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Events

If we elect to:

•	distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the record date for the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 60 scheduled trading days prior to the ex-date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-date” means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

If a transaction or event constituting a “fundamental change” occurs, we will notify holders and the trustee of the occurrence of any such transaction or event on the effective date of such event. A holder may surrender notes for conversion at any time from the effective date of such event until (i) the fundamental change repurchase date corresponding to such event or (ii) if there is no such fundamental change repurchase date, 20 scheduled trading days following the effective date of such event. In addition, if a “make-whole fundamental change” occurs, a holder may be entitled to receive additional shares of our common stock upon any conversion as described below under “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change”.

You will also have the right to convert your notes if we are a party to a combination, merger, recapitalization, reclassification, binding share exchange or other similar transaction or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a fundamental change. In such event, you will have the right to convert your notes at any time beginning on the effective date of such transaction and ending on the 20th scheduled trading day following the effective date of such transaction. We will notify holders (and the trustee on the effective date of any such transaction.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date” under the indenture. If a holder has already delivered a repurchase notice as described under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes” with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

At any time on or before the close of business on the trading day following our receipt of your notice of conversion, we will notify you whether any Jones Act restrictions (as defined below) would apply to any shares of common stock, if any (and after giving effect to our option to pay cash in lieu of delivering all or a portion of the deliverable shares as set forth below), to be issued to a converting holder, assuming such holder is not a United States citizen (as defined below). Following the last trading day of the final observation period (as defined below) but before the close of business on the trading day following the last trading day of the final observation period, we will provide a single such notice (in lieu of individual notices) applicable to any conversion date occurring on or after the 65th scheduled trading date prior to the maturity date. If we notify you that Jones Act restrictions will apply (or are reasonably likely to apply), you may retract your conversion notice at any time during the five business day period immediately following the date of such notice (the “conversion retraction period”). If we do not so notify you, your notice of conversion will be irrevocable. For purposes hereof, “Jones Act restrictions” means any restrictions on the ownership or transfer of our common stock applicable to non-United States citizens imposed by the Jones Act or contained in our articles of incorporation or otherwise voluntarily imposed by us. For purposes hereof, “United States citizen” means a person who is a “citizen of the United States” as defined under the Jones Act.

Payment upon Conversion

Upon conversion of the notes, we will pay an amount in cash equal to the principal portion of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes in cash for such VWAP trading day, we will also deliver, at our election, shares of our common stock, cash or a combination of shares of common stock and cash in amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described below. We will settle each $1,000 in principal amount of notes being converted by delivering, on the “delivery date” (as defined below), cash and shares of our common stock, if applicable, equal to the sum of the “daily settlement amounts” (as defined below) for each of the 50 VWAP trading days during the related observation period.

The “observation period” with respect to any note means:

•	with respect to any conversion date occurring on or after the 65th scheduled trading day prior to the maturity date of the notes, the 50 consecutive VWAP trading day period beginning on, and including, the 59th scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day); and

•	in all other instances, the 50 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date or, if we notify the converting holder that Jones Act restrictions could apply to the shares issued upon conversion as described under “— Conversion Procedures”, the second VWAP trading day after the conversion retraction period ends.

The “delivery date” means, with respect to any note converted on or after the 65th scheduled trading day prior to the maturity date of the notes, the tenth scheduled trading day immediately following the final day of the applicable observation period; and with respect to any other conversion, the third scheduled trading day immediately following the final day of the applicable period.

The “daily settlement amount” for each of the 50 VWAP trading days during the observation period shall consist of:

•	cash equal to the lesser of (x) $20 and (y) the daily conversion value relating to such VWAP trading day (the amount determined pursuant to this clause being the “principal portion”); and

•	if such daily conversion value exceeds $20, either (i) a number of shares (the “deliverable shares”) equal to (A) the difference between such daily conversion value and $20, divided by (B) the daily VWAP of our common stock for such VWAP trading day; (ii)cash equal to the difference between such daily conversion value and $20, or (iii) ay combination elected by us of shares and cash in an amount equal to such excess of the daily conversion value over $20.

In no event will the aggregate number of deliverable shares (or cash deliverable in lieu thereof) to be delivered in addition to the aggregate principal portion of notes converted exceed 26.9339 shares per $1,000 principal amount of notes, subject to the adjustments set forth under “— Adjustment Events.”

The “daily conversion value” means for each of the 50 consecutive VWAP trading days during the observation period, 1/50 of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.

The “daily VWAP” for our common stock means, for each of the 50 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page HRZ.N <equity>AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day using a volume-weighted method as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

“VWAP trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no VWAP market disruption event. If our common stock is not so listed or traded, then “VWAP trading day” means a business day.

“VWAP market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

If we elect to pay cash in lieu of delivering all or a portion of the deliverable shares, we will notify you through the trustee of the percentage of each share issuable upon conversion that will be paid in cash in lieu of our common stock (the “cash percentage”) at any time on or before the close of business on the trading day following our receipt of your notice of conversion. If we choose to settle all or any portion of the maximum deliverable shares in cash in connection with conversions of notes within 65 scheduled trading days prior to the maturity date of the notes, we will send, on or prior to the 65th scheduled trading day prior to the maturity date, a single notice for all such conversions to the trustee and all holders of notes with respect to the cash percentage that will be paid in lieu of our common stock.

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above based on the daily VWAP on the last day of the applicable observation period.

The indenture requires us to pay the principal portion of the conversion consideration of the notes in cash, and we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a fundamental change. Our current and future debt or other agreements may restrict our ability to make cash payments upon conversion of the notes. For example, our secured credit facility does not permit cash payments upon conversion of the notes if an event of default under the secured credit facility exists or would result from such payment. Our failure to pay the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors — Risks related to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.”

A holder will become a record holder with respect to a number of shares of our common stock it is entitled to receive as a result of converting its notes on each VWAP trading day in the observation period with respect to a number of shares of our common stock it is entitled to receive with respect to such VWAP trading day.

Jones Act Restrictions

Notwithstanding the foregoing, in order to facilities our compliance with the provisions of the Jones Act related to ownership of our common stock by non-U.S. citizens, the indenture for the notes provides that no holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) is a United States citizen may exercise any conversion right with respect to the notes to the extent the receipt of the common stock, if any, deliverable upon conversion of the notes (after giving effect to our option to pay cash in lieu of delivering all or a portion of the deliverable shares) would cause such person or any person whose ownership position would be aggregated with that of such person to exceed 4.9% of our outstanding common stock.

In addition, the indenture for the notes provides that no holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) is a United States citizen shall receive any shares of common stock upon conversion of the notes to the extent such shares would constitute “excess shares” (as defined in our certificate of incorporation) if they were issued. Instead, settlement of such shares will be suspended until such time, if any, that such shares would not constitute “excess shares” if they were issued. Notwithstanding anything herein to the contrary, a holder (or, if not the holder, the person that the holder has designated to receive the stock issuable upon conversion of the notes) shall not become the record or beneficial owner of any shares the settlement of which is suspended as described above, or otherwise have any rights as a holder of our common stock with respect to such shares, until such time, if any, as such shares would not constitute “excess shares” if they were issued. Shares of common stock that are issued and outstanding will generally constitute “excess shares” to the extent, when aggregated with all other shares of our common stock owned, of record or beneficially, by other non-United States citizens, they exceed the lesser of (i) 19.9% of the shares of our common stock from time to time issued and outstanding, and (ii) 80% of the maximum percentage (which is 25% under current applicable law) of the shares of our common stock permitted to be owned, of record or beneficially, individually or in the aggregate, by non-United States citizens under applicable maritime laws so that we do not cease to be qualified under the maritime laws to own and operate vessels in the coastwise trade of the United States.

For more information on other restrictions applicable to our common stock held by non-United States citizens, see “Risk Factors — Risks Related to Our Common Stock — Our certificate of incorporation limits the ownership of common stock by individuals and entities that are not U.S. citizens. This may affect the liquidity of our common stock and may result in non-U.S. citizens being required to disgorge profits, sell their shares at a loss or relinquish their voting, dividend and distributions rights” and “Description of Capital Stock — Ownership by Non-U.S. Citizens.”

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if we, at our election, provide for the holders of the notes to participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Adjustment Events

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	OS’ OS0

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 =	the number of shares of our common stock outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ =	the number of shares of our common stock that will be outstanding immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR’ = CR0 ×	OS0 + X OS0 + Y

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

OS0 =	the number of shares of our common stock outstanding immediately prior to the “ex-date” for such distribution;

X =	the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this paragraph (3);

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0 SP0 − FMV

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 =	the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV =	the fair market value as determined by our board of directors of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’ = CR0 ×	FMV0 + MP0 MP0

where,

CR0 =	the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR’ =	the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMV0 =	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off; and

MP0 =	the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividends or distributions to all or substantially all holders of our common stock (excluding the first dividend or distribution with an “ex-date” in any calendar quarter that does not exceed the “dividend threshold amount” as defined below), the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0 − T SP0 − C

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” for such distribution;

T =	the “dividend threshold amount”, which shall initially be $0.11 per share, subject to adjustment in a manner inversely proportional to adjustments to the conversion rate (excluding adjustments to the conversion rate pursuant to this clause (4)); provided that in the case of any dividend or distribution with an “ex date” in a calendar quarter that is not the first dividend or distribution with an “ex date” in such calendar quarter, the dividend threshold amount shall be deemed to be zero; and

C =	the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 ×	AC + (SP’ x OS’) OS0 x SP’

where,

CR0 =	the conversion rate in effect on the date such tender or exchange offer expires;

CR’ =	the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for shares purchased in such tender or exchange offer;

OS0 =	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ =	the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’ =	the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

(6) If we or any of our subsidiaries make a payment in respect of a repurchase of our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the “current market price” (as defined below) of our common stock (such excess, the “repurchase premium”), and such repurchase, together with all other repurchases of our common stock by us or one of our subsidiaries involving a repurchase premium concluded within the preceding 12 months, not triggering a conversion price adjustment (except for repurchases of our common stock effected by us or our agents in conformity with Rule 10b-18 under the Securities Exchange Act, as amended (the “Exchange Act”)), results in the payment by us of an aggregate consideration exceeding an amount equal to 10% of our “market capitalization” (as defined below), the conversion rate will be increased based on the following formula:

CR’ = CR0 ×	FMV FMV−(RP/OS)

where,

CR0 =	the conversion rate in effect immediately prior to the fifth trading day immediately following the date of repurchase triggering the adjustment

CR’ =	the conversion rate in effect immediately after the scheduled close of trading on the fifth trading day immediately following the date of repurchase triggering the adjustment;

FMV =	the average of the last closing sale prices of our common stock for the five consecutive trading days beginning on the trading day following the date of the repurchase triggering the adjustment (the “fair market value”);

RP =	The aggregate amount of all of the repurchase premiums paid in connection with such repurchases; and

OS =	the number of shares of our common stock on the day following the date of the repurchase triggering the adjustment, as determined by our board of directors.

“Market capitalization” means the fair market value of our common stock, multiplied by the number of shares of our common stock then outstanding on the date of the repurchase triggering the adjustment immediately prior to such repurchase.

“Current market price” means the average of the last reported closing sale price of our common stock for the ten consecutive trading days ending on the date of the repurchase triggering the adjustment.

The adjustment to the conversion rate under this clause (6) will occur immediately after the scheduled close of trading on the fifth trading day from, and including, the date of the repurchase triggering the adjustment; provided that in respect of any conversion within the five trading days immediately following, and including, the date of the repurchase triggering the adjustment, references with respect to five trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the date of the repurchase triggering the adjustment and the conversion date in determining the applicable conversion rate. If a payment would cause an adjustment to the conversion rate under both clause (5) and clause (6), the provisions of clause (6) shall control.

If the application of any of the foregoing formulas (other than in respect of a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

If the effective date of any adjustment event occurs during an observation period for any notes, then we will make proportional adjustments to the number of deliverable shares for each VWAP trading day during the portion of the observation period preceding the effective date of such adjustment event.

Events that Will Not Result in Adjustments

Except as described in this section or in “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change” below, we will not adjust the conversion rate. Without limiting the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We are not required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) annually, on the anniversary of the first date of issue of the notes, (ii) upon a designated event and (iii) on the maturity date (and on each VWAP trading day of the 20 VWAP trading day observation period beginning on the 22nd scheduled trading day prior to the maturity date). Except as described in this section or in “— Adjustment to Shares Delivered upon Conversion upon Fundamental Change” below, we will not adjust the conversion rate.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock;

•	a consolidation, binding share exchange, recapitalization, reclassification, merger, combination or other similar event; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the conversion rate then in effect immediately prior to these events, provided that upon conversion you will receive:

•	cash up to the aggregate principal portion thereof; and

•	in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).

The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (ii) if no holders of our common stock affirmatively make such an election, the types and amount of consideration actually received by such holders.

Voluntary Increases of Conversion Rate

We are permitted, to the extent permitted by law and the rules of the New York Stock Exchange or any other securities exchange on which our common stock is then listed, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will notify the holders of the notes (which notification may made through a notice to DTC) and issue a press release on the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Tax Effect

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income and withholding tax treatment of an adjustment to the conversion rate, see “Certain U.S. Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change

If you elect to convert your notes in connection with a “make-whole fundamental change” (as defined below), the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to clauses (1), (2), (4) or (5) under the definition of fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes”; provided, however, that no increase will be made in the case of a fundamental change described in clauses (1) or (2) of such definition where 95% or more of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such transaction consists of shares of common stock traded on any of the New York Stock Exchange,

The NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into cash (in respect of the principal portion) and such shares of common stock pursuant to “— Conversion Rate Adjustments — Treatment of Reference Property” above. A conversion will be deemed to be in connection with a make-whole fundamental change if such conversion occurs on or after the effective date of such make-whole fundamental change, as applicable. We will notify holders and the trustee of the occurrence of any such make-whole fundamental change; provided that for purposes of determining the number of additional shares, the “make-whole reference date” of a transaction described in clauses (1) or (2) in the definition of fundamental change shall be deemed to be the earlier of (x) the date on which such transaction occurs or becomes effective, or (y) the date of the first public announcement of such transaction by us or the counterparty to the transaction. If holders of our common stock receive only cash consideration for their shares of common stock in connection with a make-whole fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sales price of our common stock over the 10 trading day period ending on the trading day preceding the date on which such make-whole fundamental change occurs or becomes effective

The stock prices set forth in the first column of the table below ( i.e. , the row headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock prices and the adjustments to the conversion rate, expressed as a number of additional shares per $1,000 principal amount of the notes, in the event of a make-whole fundamental change:

	Make-Whole Reference Date
	August 15,	August 15,	August 15,	August 15,	August 15,	August 15,
Stock Price	2007	2008	2009	2010	2011	2012

$28.56	8.0801	7.9948	7.8180	7.6351	7.4808	8.0801
$30.00	7.2428	7.0962	6.8593	6.5745	6.2263	6.3995
$32.50	6.0157	5.8132	5.5053	5.0964	4.5011	3.8354
$35.00	5.0384	4.8043	4.4584	3.9799	3.2422	1.6376
$37.50	4.2507	4.0023	3.6420	3.1346	2.3399	0.0000
$40.00	3.6088	3.3580	2.9998	2.4922	1.7023	0.0000
$45.00	2.6411	2.4072	2.0818	1.6238	0.9451	0.0000
$50.00	1.9622	1.7584	1.4823	1.1011	0.5747	0.0000
$60.00	1.1075	0.9684	0.7904	0.5563	0.2758	0.0000
$70.00	0.6220	0.5339	0.4294	0.2964	0.1540	0.0000
$80.00	0.3325	0.2785	0.2225	0.1499	0.0790	0.0000
$100.00	0.0559	0.0323	0.0250	0.0053	0.0000	0.0000

The exact stock prices and the make-whole reference dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $100.00 per share, subject to adjustment, no adjustments will be made to the conversion rate.

•	If the stock price is less than $28.56 per share, subject to adjustment, no adjustments will be made to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 35.0140 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

In addition, if you convert your notes prior to the effective date of any make-whole fundamental change, and the make-whole fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of Conversions in a Fundamental Change

As described above under “— Conversion Rate Adjustments — Treatment of Reference Property,” upon effectiveness of certain fundamental changes, the notes will be convertible into cash and reference property, if any. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the make-whole fundamental change, notes surrendered for conversion will be settled as described under “— Payment upon Conversion” based on the applicable conversion rate as increased by the additional shares described above on the third VWAP trading day immediately following the last VWAP trading day of the applicable observation period).

FUNDAMENTAL CHANGE PERMITS HOLDERS TO REQUIRE US TO REPURCHASE NOTES

If a “fundamental change” occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date, the “fundamental change repurchase date,” of our choosing that is not less than 20 nor more than 35 days after the date of “fundamental change repurchase right notice” (as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to the fundamental change repurchase date (but not including the fundamental change repurchase date), unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) any person (as defined below) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) we (i) merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, in each case, other than a merger or consolidation:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(3) at any time our “continuing directors” (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us); or

(4) we are liquidated or dissolved or holders of our common stock approve any plan or proposal for our liquidation or dissolution.

Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1), (2) or (3) above, and we will not be required to deliver the fundamental change repurchase right notice incidental thereto, if at least 95% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation otherwise constituting a fundamental change under clauses (1) or (2) above consists of shares of common stock traded on any of the New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) (or will be so traded or quoted immediately following the completion of the merger or consolidation) and, as a result of the completion of the merger or consolidation the notes become convertible into cash (in respect of the principal portion) and, if applicable, such shares of such capital stock or such American Depositary Receipts in accordance with “— Conversion Rate Adjustments — Treatment of Reference Property.”

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Continuing directors” means (i) individuals who on the date of original issuance of the notes constituted our board of directors and (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof), either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.

After the occurrence of a fundamental change, but on or before the 10th day following such occurrence, we will notify all holders of the notes and the trustee and paying agent on the occurrence of the fundamental change and of the resulting repurchase right, if any (the “fundamental change repurchase right notice”). Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right, if applicable;

•	the fundamental change repurchase price, if applicable;

•	the fundamental change repurchase date, if applicable;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, if applicable.

To exercise the repurchase right, you must deliver, on or before the business day prior to the fundamental change repurchase date, the notes to be repurchased. If the notes are held in global form, such delivery (and the related repurchase notice) must comply with all applicable DTC procedures. If the notes are held in certificated form, such notes must be duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Designated Event Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice. In connection with any repurchase of the notes, we will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all applicable federal and state securities laws.

We must repurchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the fundamental change repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holder will terminate other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest, if any, upon delivery or transfer of the notes.

The repurchase rights of the holders could discourage a potential acquirer of us.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. See “Risk Factors — Risks related to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

No notes may be repurchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

OPTIONAL REDEMPTION BY HORIZON

The notes may not be redeemed by us prior to maturity.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change permitting each holder to require us to repurchase the notes of such holder as described above.

EVENTS OF DEFAULT

Each of the following is an event of default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon acceleration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into cash and, if applicable, shares of our common stock upon exercise of a holder’s conversion right;

(4) failure by us to comply in any material respect with our obligations under “— Consolidation, Merger and Sale of Assets;”

(5) failure by us to comply in any material respect with our notice obligations under “—  Conversion Procedures,” “— Conversion Rights — Conversion upon Specified Corporate Events” or under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes;”

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any majority owned subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $15.0 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created, which default results (i) in such debt becoming or being declared due and payable and such debt has not been discharged in full or such declaration rescinded or annulled within 30 days or (ii) from a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise and such defaulted payment shall not have been made, waived or extended within 30 days;

(8) failure by us or any of our majority owned subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds in the aggregate $15.0 million, which are not stayed on appeal; or

(9) certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions (except with respect to any significant subsidiary), the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration of acceleration, all principal and accrued and unpaid interest, if any, on the notes will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions (except with respect to any significant subsidiary), the aggregate principal amount and accrued and unpaid interest, if any, will be due and payable immediately.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “ — Reports,” will for the first 60 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the “extension fee”). If we so elect, the extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 61st day after such event of default (if such violation is not cured or waived prior to such 61st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities issued subsequent to the issuance of the notes resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will no longer apply and the notes will be subject to acceleration as provided above.

In order to exercise the extension right and elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the second preceding paragraph, we must (i) notify all holders of notes (which notification may be made through a notice to DTC) and the trustee and paying agent of such election and issue a press release prior to the open of business on the first business day following the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be immediately subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes or failure to deliver amounts due upon conversion that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

MODIFICATION AND AMENDMENT

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note or reduce the amount, or extend the stated time for payment, of the extension fee;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest or extension fee in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8) adversely affect the ranking of the notes as our senior unsecured indebtedness;

(9) modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act; or

(10) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) (x) cure any ambiguity, omission, defect or (y) cure any omission or inconsistency; provided that, in the case of clause (y), the rights of the holders are not adversely affected in any material respect;

(2) provide for the assumption by a successor corporation of our obligations under the indenture;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) provide for the conversion of notes in accordance with the terms of the indenture;

(7) make any change that does not adversely affect the rights of any holder in any material respect; provided that any amendment to conform the terms of the notes to the description contained herein will not be deemed to be adverse to any holder; or

(8) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to notify the holders (which notification may made through a notice to DTC) and issue a press release briefly describing such amendment. However, the failure to give such notice to all the holders or to issue such press release, or any defect in the notice or the press release, will not impair or affect the validity of the amendment.

DISCHARGE

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

CALCULATIONS IN RESPECT OF NOTES

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes or in connection with a conversion. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest (including special interest, if any) payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

TRUSTEE

The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and conversion agent.

FORM, DENOMINATION AND REGISTRATION

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

REPORTS

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR.

GLOBAL NOTES, BOOK-ENTRY FORM

The notes are evidenced by one or more global notes. We have deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will make payments on a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or designated event repurchase date, as the case may be, and the final maturity date. Neither we, the trustee, nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

GOVERNING LAW

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue (i) 50,000,000 shares of common stock, $0.01 par value per share, of which 31,605,068 shares were issued and outstanding, as of December 31, 2007, and (ii) 43,000,000 shares of preferred stock, $0.01 par value per share. Of the amount of authorized preferred stock, 18,000,000 shares of our preferred stock have been designated Series A preferred stock, none of which remain issuable, and 25,000,000 shares of our preferred stock are available for designation as one or more series (other than Series A preferred stock) by our board of directors.

COMMON STOCK

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters with respect to which the holders of our common stock are entitled to vote.

The holders of our common stock do not have cumulative voting rights in the election of directors, and, consequently the holders of a majority or, in the absence thereof, a plurality of the issued and outstanding shares of our common stock voting for the election of those of our directors subject to election at any annual meeting of our stockholders, can elect all of such directors. In such event, the holders of the remaining issued and outstanding shares of our common stock will not be able to elect any directors.

Dividend Rights

Holders of our common stock shall be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to the rights of holders of any then-outstanding shares of any series of preferred stock ranking pari passu or senior to the common stock with respect to dividends. Our secured credit facility imposes limits on our ability to pay dividends to our stockholders and the indentures governing the outstanding notes issued by certain of our subsidiaries impose restrictions on the ability of our subsidiaries to upstream cash to fund our payment of dividends with respect to our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend, among other things, on various factors and considerations.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock.

Other Matters

Our common stock has no preemptive rights and there are no redemption or sinking fund provisions applicable to such stock.

PREFERRED STOCK

Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

OWNERSHIP BY NON-U.S. CITIZENS

In order for us to be permitted to operate our vessels in markets in which the marine trade is subject to the Jones Act, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act, 1920, as amended and recodified, the Shipping Act, 1916, as amended and recodified, and the regulations promulgated thereunder. Under these statutes and regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in the U.S. coastwise trade:

•	we must be incorporated under the laws of the United States or a state;

•	at least 75.0% of the ownership and voting power of the shares of each class or series of our capital stock must be owned and controlled by U.S. citizens (within the meaning of the statutes and regulations referred to above), free from any trust or fiduciary obligations in favor of, or any agreement, arrangement or understanding whereby voting power or control may be exercised directly or indirectly by, non-U.S. citizens, as defined in the statutes and regulations referred to above; and

•	our chief executive officer, by whatever title, the president, the chairman of our board of directors and all persons authorized to act in the absence or disability of such persons must be U.S. citizens, and not more than a minority of the number of our directors necessary to constitute a quorum of our board of directors are permitted to be non-U.S. citizens.

•	These citizenship requirements apply at each tier in our ownership chain, which means that they apply to the holders of our common stock.

Similar citizenship requirements apply to legal entities other than corporations, and they vary depending upon the particular entity’s structure. In general, under these requirements, which are set forth in the statutes and regulations referred to above, in order for an entity other than a corporation to be a U.S. citizen, it must be formed under the laws of the United States or a state, its management must be controlled by U.S. citizens, and at least 75% of its equity ownership and voting power must be owned and controlled, of record and beneficially, by U.S. citizens at each tier in the entity’s foundations, associations, member-managed limited liability companies, and general partnerships, depending upon their particular circumstances. Investors are encouraged to consult their own counsel to determine how these requirements apply to them before purchasing the notes.

In order to protect our ability to register our vessels under federal law and operate our vessels in markets in which the marine trade is subject to the Jones Act, our certificate of incorporation restricts ownership by non-U.S. citizens of the shares of each class or series of our capital stock to a percentage equal to not more than 19.9% for such class or series. We refer in this prospectus to such percentage limitation on ownership by non-U.S. citizens as the “permitted percentage.”

Our certificate of incorporation provides that any transfer, or attempted transfer, of any shares of any class or series of our capital stock that would result in the ownership or control of shares of such class or series in excess of the permitted percentage for such class or series by one or more persons who is not a U.S. citizen (as defined in the statutes and regulations referred to above) for purposes of the U.S. coastwise trade will be void, and neither we nor our transfer agent will register any such transfer or purported transfer in our records or recognize any such transferee or purported transferee as our stockholder for any purpose (including for purposes of voting, dividends and distributions) except to the extent necessary to effect the remedies available to us under our certificate of incorporation. However, in order for us to comply with the conditions to listing specified by the New York Stock Exchange, our certificate of incorporation also provides that nothing therein, such as the provisions voiding transfers to non-U.S. citizens, shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation service so long as our stock is listed on the New York Stock Exchange.

In the event such restrictions voiding transfers would be ineffective for any reason, our certificate of incorporation provides that if any transfer would otherwise result in the number of shares of any class or series of our capital stock owned (of record or beneficially) by non-U.S. citizens being in excess of 19.9% of the outstanding shares of such class or series, such transfer will cause such excess shares to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens. The proposed transferee will not acquire any rights in the shares transferred into the trust. Our certificate of incorporation also provides that the above trust transfer provisions shall apply to a change in the status of a record or beneficial owner of shares of any class or series of our capital stock from a U.S. citizen to a non-U.S. citizen that results in non-U.S. citizens owning (of record or beneficially) in excess of 19.9% of the outstanding shares of any class or series of our capital stock. In addition, under our certificate of incorporation, the above trust transfer provisions shall apply to sales or other dispositions of shares of common stock issued upon conversion of the notes, if any, that would result in non-U.S. citizens owning (of record or beneficially) in excess of 19.9% of the outstanding shares of the common stock. The automatic transfer will be deemed to be effective as of immediately before the consummation of the proposed transfer or change in status and as of the time of issuance of such excess shares, as the case may be. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee (including a proposed transferee of shares of any offering made pursuant to this prospectus) or person whose citizenship status has changed or proposed purchaser (each, a “restricted person”) will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust, who is a U.S. citizen chosen by us and unaffiliated with us, will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution authorized and paid to the restricted person after the automatic transfer of the related shares into the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized after the automatic transfer of the related shares into the trust but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for distribution to the charitable beneficiary. The current trustee of the trust is Wilmington Trust Company.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a U.S. citizen designated by the trustee. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the restricted person and to the charitable beneficiary as described in this paragraph. In the case of excess shares transferred into the trust as a result of a proposed transfer, the restricted person will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be held in the trust, and (ii) the price received by the trustee from the sale of the shares. In the case of excess shares transferred into the trust as a result of a U.S. citizen changing its status to a non-U.S. citizen, the restricted person will receive the lesser of (i) the market price of such shares on the date of such status change, and (ii) the price received by the trustee from the sale of such shares. In the case of excess shares transferred into the trust as a result of being sold or otherwise disposed of in an offering made pursuant to this prospectus, the restricted person will receive the lesser of (i) the price paid by such restricted person for such shares or, if such restricted person did not give value for the shares in connection with the original issuance of the shares to such restricted person, the market price of such shares on the day of such original issuance, and (ii) the price received by the trustee from the sale of such shares. Any net sale proceeds in excess of the amount payable to the restricted person will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the restricted person, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the restricted person received an amount for the shares that exceeds the amount such restricted person was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us at a price per share equal to the lesser of (i) the market price on the date we accept the offer and (ii) the price per share in the purported transfer or original issuance of shares (or, in the case of a devise or gift, the market price on the date of the devise or gift), as described in the preceding paragraph, or the market price per share on the date of the status change, that resulted in the transfer to the trust. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the restricted person.

To the extent that the above trust transfer provisions would be ineffective for any reason, our certificate provides that, if the percentage of the shares of any class or series of our capital stock owned (of record or beneficially) by non-U.S. citizens is known to us to be in excess of the permitted percentage for such class or series, we, in our sole discretion, shall be entitled to redeem all or any portion of such shares most recently acquired (as determined by our board of directors in accordance with guidelines that are set forth in our certificate of incorporation) by non-U.S. citizens in excess of the permitted percentage at a redemption price based on a fair market value formula that is set forth in our certificate of incorporation. We may pay the redemption price in cash or by the issuance of interest-bearing promissory notes with a maturity of up to 10 years, as determined by our board of directors in its discretion. Such excess shares shall not be accorded any voting, dividend or distribution rights until they have ceased to be excess shares, provided that they have not been already redeemed by us.

So that we may ensure compliance with the applicable maritime laws, our certificate of incorporation provides us with the power to require confirmation from time to time of the citizenship of the record and beneficial owners of any shares of our capital stock. As a condition to acquiring and having record or beneficial ownership of any shares of our capital stock, every record and beneficial owner must comply with certain provisions in our certificate of incorporation concerning citizenship.

To facilitate our compliance with these laws, our certificate of incorporation requires that every person acquiring, directly or indirectly, 5% or more of the shares of any class or series of our capital stock must provide us a written statement or affidavit, duly signed, stating the name and address of such person, the number of shares of our capital stock directly or indirectly owned by such person as of a recent date, the legal structure of such person, and a statement as to whether such person is a U.S. citizen for purposes of the U.S. coastwise trade, and such other information required by 46 C.F.R. part 355. In addition, our certificate of incorporation requires that each record and beneficial owner of any shares of our capital stock must promptly provide us with such documents and certain other information as we request. We have the right under our certificate of incorporation to require additional reasonable proof of the citizenship of a record or beneficial owner of any shares of our capital stock and to determine the citizenship of the record and beneficial owners of the shares of any class or series of our capital stock.

Under our certificate of incorporation, when a record or beneficial owner of any shares of our capital stock ceases to be a U.S. citizen, such person is required to provide to us, as promptly as practicable but in no event less than two business days after the date such person is no longer a U.S. citizen, a written statement, duly signed, stating the name and address of such person, the number of shares of each class or series of our capital stock owned (of record or beneficially) by such person as of a recent date, the legal structure of such person, and a statement as to such change in status of such person to a non-U.S. citizen. Every record and beneficial owner of shares of our capital stock is also required by our certificate of incorporation to provide or authorize such person’s broker, dealer, custodian, depositary, nominee or similar agent with respect to such shares to provide us with such person’s address. In the event that we request the documentation discussed in this paragraph or the preceding paragraph and the record or beneficial owner fails to provide it, our certificate of incorporation provides for the suspension of the voting rights of such person’s shares of our capital stock and for the payment of dividends and distributions with respect to those shares into an escrow account, and empowers our board of directors to refuse to register their shares, until such requested documentation is submitted in form and substance reasonably satisfactory to us.

Certificates representing shares of any class or series of our capital stock will bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation:

•	subject to the NYSE provision described above, permits us to require, as a condition precedent to the transfer of shares on our records or those of our transfer agent, representations and other proof as to the identity and citizenship of existing or prospective stockholders (including the beneficial owners); and

•	permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.

Limitations on Directors’ Liability

Our certificate of incorporation contains provisions eliminating or limiting the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except to the extent such exemptions or limitations would not be permitted under the General Corporation Law of the State of Delaware, or the DGCL. Under the DGCL, such provisions may not eliminate or limit the liability of any of our directors (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Indemnification of Our Directors and Officers

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by the DGCL and not otherwise prohibited by applicable law, each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that, among other things, such person is a director or officer of us or any of our subsidiaries. However, except for proceedings by any such person to enforce such rights to indemnification, we shall not be obligated to provide any such indemnification in connection with any action, suit or proceeding initiated by such person unless such action, suit or proceeding was authorized or consented to by our board of directors. In addition, we, together with certain of our subsidiaries have entered into indemnification agreements with certain of our officers and directors and certain of the officers and directors of our subsidiaries.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, as successor to Wachovia Bank, N.A.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “HRZ.”

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws.  Certain provisions, which are summarized below, in our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by our stockholders.

Our certificate of incorporation and bylaws contains provisions that:

•	permit us to issue, without any further vote or action by our stockholders, up to 25,000,000 shares of preferred stock (shares of which series are no longer issuable), in one or more series, excluding the Series A preferred stock and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	limit the ability of stockholders to act by written consent or to call special meetings;

•	establish a classified board of directors with staggered three-year terms;

•	impose advance notice requirements for nominations for election to our board of directors and for stockholder proposals;

•	limit to incumbent members of our board the right to elect or appoint individuals to fill any newly created directorship on our board of directors that results from an increase in the number of directors (or any vacancy occurring on our board);

•	limit the ability of stockholders who are non-U.S. citizens under applicable U.S. maritime laws to acquire significant ownership of, or significant voting power with respect to, shares of any class or series of our capital stock; and

•	require the consent of 66 2/3% of the total voting power of all outstanding shares of stock to modify certain provisions of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws listed above could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute.  We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS AND RELATED MATERIALS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial portion of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the “issue price.” This summary does not address all aspects of U.S. federal income taxation and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	tax consequences to certain former citizens or residents of the United States;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift taxes.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner of notes or shares of common stock received upon conversion of the notes (other than a partnership) that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Payment of Interest

It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to the principal amount. In such case, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes. If, however, the notes are issued for an amount less than the principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury Regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Sale, Redemption or Other Taxable Disposition of Notes

Except as provided below under “Consequences to U.S. Holders — Conversion of Notes,” a U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued yet unpaid interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited.

Conversion of Notes

Upon conversion of the notes, we may deliver solely cash or a combination of cash and shares of our common stock, as described above under “Description of the Notes — Conversion Rights — Payment Upon Conversion.” In the event that we deliver solely cash upon a conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes”). In the event that we deliver common stock and cash upon such a conversion, the U.S. federal income tax treatment of the conversion is uncertain. U.S. holders should consult their tax advisors regarding the consequences of such a conversion. It is possible that the conversion may be treated as a recapitalization or as a partially taxable exchange, as briefly discussed below.

Treatment as a Recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot assure you that the IRS will not successfully challenge this conclusion). In such case, capital gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received

(other than amounts attributable to accrued yet unpaid interest, which will be treated as such) over a U.S. holder’s adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued yet unpaid interest and cash in lieu of fractional shares).

The amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the common stock deemed received in the recapitalization that is allocable to the fractional share. The tax basis of the shares of common stock received upon a conversion (including any fractional share deemed to be received by the U.S. holder but other than common stock attributable to accrued yet unpaid interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted, reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued yet unpaid interest), and increased by the amount of gain, if any, recognized in the recapitalization. A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Redemption.  If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued yet unpaid interest. In such case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the common stock received (other than common stock received with respect to accrued interest), the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Distributions

If a U.S. holder receives shares of our common stock upon a conversion of the notes, distributions made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends may be taxed at the lower applicable long-term capital gains rates, if certain holding period requirements are satisfied. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of the Notes — Conversation Rate Adjustments.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and adjustments to the conversion rate upon a make-whole change in control) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and it does not qualify, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustment. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, backup withholding tax on a constructive distribution may be withheld from subsequent payments of cash and common stock made on the notes (or, in certain circumstances, against any payments on the common stock). See “Consequences to U.S. Holders — Information Reporting and Backup Withholding” below.

Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock

Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to interest on the notes and dividends on shares of common stock and the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership; and

•	(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder generally will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders — Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in generally in the same manner as if the non-U.S. holder were a U.S. holder. In addition if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty). Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, withholding tax on a constructive distribution may be withheld from subsequent payments of cash and common stock made on the notes (or, in certain circumstances, against payments on the common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note, including upon the conversion of a note into cash or into a combination of cash and stock, will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, generally, that as long as our common stock is regularly traded on an established securities market, only non-U.S. holders (i) in the case of a disposition of common stock, who have held more than 5% of such class of stock at any time during such five-year or shorter period, (ii) in the case of a disposition of notes (a) who have acquired notes with an aggregate value greater than 5% of such class of stock or (b) in the event that the notes become “regularly traded” under the applicable rules, who have held more than 5% of the notes at any time during such five-year or shorter period would be subject to taxation under this rule. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates and generally in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation that falls under the first bullet point above, it may be subject to the branch profits tax equal to 30% (or lesser rate as may be specified under an applicable income tax treaty). If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Consequences to Non-U.S. Holders — Payments of Interest.”

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders — Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us in a transaction exempt from the registration requirements of the Securities Act and were resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. The selling securityholders listed below, and, to the extent permitted, their transferees, pledgees and donees, and their successors, may use this prospectus to offer and sell the notes and the shares of our common stock issuable upon conversion of the notes. Except for such transferees, pledgees, donees, and transferees, no unnamed holder may use this prospectus to offer or sell notes or shares of our common stock until the unnamed holder is identified as a selling securityholder in a prospectus supplement to this prospectus or in a post-effective amendment to the registration statement of which this prospectus is a part.

The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.

We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings, including in transactions exempt from the registration requirements of the Securities Act. The identity and holdings of the selling securityholders may change from time to time.

			Number of
	Principal	Number of	Shares of
	Amount of	Shares of	Common	Number of Shares of Common Stock
	Notes	Common	Stock	Beneficially Owned After this Offering
	Beneficially	Stock	Issuable		As a
	Owned	Beneficially	Upon		Percentage
	Before this	Owned	Conversion		of Common
	Offering that	Before this	that May be		Stock
Name	May be Sold	Offering(1)	Sold(2)	Number(3)	Outstanding

Acuity Master Fund(4)	$800,000	21,548	21,548	—		*
Agamas Continuum Master Fund, Ltd(5)	5,500,000	148,137	148,137	—		*
Allstate Insurance Company(6)	2,000,000	112,968	53,868	59,100		*
American Investors Life Insurance Company(7)	1,200,000	32,321	32,321	—		*
Arkansas PERS(8)	625,000	16,834	16,834	—		*
Banc of America Securities, LLC(9)	4,830,000	130,091	130,091	—		*
Bank of America Pension Plan(10)	550,000	14,814	14,814	—		*
Bayerische Hypo-und Vereinsbank AG(11)	20,000,000	538,678	538,678	—		*
Boilermakers Blacksmith Pension Trust(8)	690,000	18,585	18,585	—		*
BUMA Universal Funds II(12)	195,000	5,253	5,253	—		*
Citadel Equity Fund, Ltd.(13)	10,000,000	269,339	269,339	—		*
DeepRock & Co(10)	250,000	6,734	6,734	—		*
Equity Overlay Fund, LLC(10)	200,000	5,387	5,387	—		*
Fidelity Advisor Series II:
Fidelity Advisor High Income Fund(14)	1,461,000	39,351	39,351	—		*
Fidelity American High Yield Fund(14)	680,000	18,316	18,316	—		*
Fidelity Canada Balanced High Income Fund(14)	649,000	17,481	17,481	—		*
Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Investment Portfolio 1(14)	895,000	24,106	24,106	—		*
Fidelity Financial Trust:
Fidelity Convertible Securities Fund(14)	40,000,000	1,077,356	1,077,356	—		*
Fidelity Financial Trust:
Fidelity Strategic Dividend & Income Fund(14)	16,530,000	445,218	445,218	—		*
Fidelity Funds US High Income Pool(14)	2,681,000	72,210	72,210	—		*

			Number of
	Principal	Number of	Shares of
	Amount of	Shares of	Common	Number of Shares of Common Stock
	Notes	Common	Stock	Beneficially Owned After this Offering
	Beneficially	Stock	Issuable		As a
	Owned	Beneficially	Upon		Percentage
	Before this	Owned	Conversion		of Common
	Offering that	Before this	that May be		Stock
Name	May be Sold	Offering(1)	Sold(2)	Number(3)	Outstanding

Fidelity Income Fund:
Fidelity Total Bond Fund(14)	2,142,000	57,693	57,693	—		*
Fidelity Puritan Trust:
Fidelity Puritan Fund(14)	6,209,000	167,234	167,234	—		*
FPL Group Employees Pension Plan(8)	335,000	9,023	9,023	—		*
Froley Revy Alternative Strategies(8)	500,000	13,467	13,467	—		*
General Motors Investment Management Corp(12)	1,528,000	41,155	41,155	—		*
General Motors Trust Bank, National Association(12)	2,437,000	65,638	65,638	—		*
GLG Market Neutral Fund(15)	15,000,000	404,009	404,009	—		*
Goldman Sachs & Co. Profit Sharing Master Trust(16)	99,000	2,667	2,667	—		*
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC(17)	1,500,000	40,401	40,401	—		*
Institutional Benchmark Series (Master Feeder) Ltd., in respect of Camden Convertible Arbitrage Series(10)	450,000	12,121	12,121	—		*
John Deere Pension Trust(10)	350,000	9,427	9,427	—		*
Lucent Technology Master Pension(12)	860,000	23,164	23,164	—		*
Lyxor / Acuity Fund Ltd.(18)	800,000	21,548	21,548	—		*
Master Trust Bank of Japan Ltd. US High Yield(12)	4,781,000	128,771	128,771	—		*
Morgan Stanley Convertible Securities Trust(19)	1,360,000	36,631	36,631	—		*
Oz Special Funding (OZMD) LP(20)	17,901,000	482,144	482,144	—		*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Global Capital, LLC(21)	900,000	24,241	24,241	—		*
Peoples Benefit Life Insurance Company Teamsters(10)	4,000,000	107,736	107,736	—		*
Plexus Fund Limited(22)	10,000,000	269,339	269,339	—		*
Pyramis High Yield Bond Commingled Pool(14)	2,650,000	71,375	71,375	—		*
Quattro Fund Ltd.(23)	10,760,000	289,809	289,809	—		*
Quattro Multistrategy Masterfund LP(23)	840,000	22,625	22,625	—		*
RCG Latitude Master Fund, Ltd(24)	11,431,000	307,882	307,882	—		*
RCG PB, Ltd(25)	7,681,000	206,880	206,880	—		*
Redbourn Partners Ltd.(10)	3,300,000	88,882	88,882	—		*
Retail Clerks Pension Trust #1(10)	500,000	13,467	13,467	—		*
Retail Clerks Pension Trust #2(10)	400,000	10,774	10,774	—		*
Satellite Convertible Arbitrage MasterFund LLC(26)	7,500,000	202,005	202,005	—		*
TCW Group, Inc.(27)	1,414,000	38,085	38,085	—		*
Van Kampen Harbor Fund(28)	2,840,000	76,493	76,493	—		*
Variable Insurance Products:
High Income Portfolio(14)	3,832,000	103,211	103,211	—		*
Vicis Capital Master Fund(29)	12,000,000	323,207	323,207	—		*
Wachovia Securities International Ltd(30)	2,500,000	67,335	67,335	—		*
Waterstone Market Neutral Mac51 Fund, Ltd.(31)	6,740,000	181,535	181,535	—		*
Waterstone Market Neutral Master Fund, Ltd.(31)	13,260,000	357,144	357,144	—		*
Whitebox Convertible Arbitrage Partners, LP(32)	1,000,000	39,324	26,934	12,390		*
Xavex Convertible Arbitrage 5(33)	888,000	23,918	23,918	—		*
TOTAL	$270,424,000	7,355,087	7,283,567	71,490		*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of the notes indicated next to such selling securityholder. See note (2) below.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 26.9339 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” and “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes — Conversion Rights — Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of notes listed next to such securityholder’s name.

(4)	David Harris exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(5)	Michael Reeber exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(6)	The Allstate Corporation exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(7)	Thomas J. Ray exercises voting or dispositve power with respect to the securities registered on behalf of the selling securityholder.

(8)	Ann Houlihan exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(9)	The selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Banc of America Securities, LLC and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us. Bank of America, N.A., an affiliate of Banc of America Securities, LLC is a lender under our secured credit facility and Banc of America Securities, LLC was a joint lead arranger, joint bookrunner and a syndication agent in connection with our secured credit facility. Banc of America Securities, LLC was also a joint book-running manager in connection with the initial offering of the securities being registered.

(10)	Scott Lange exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(11)	Reserved.

(12)	The securities indicated as owned by the selling stockholder are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. Edward C. Johnson, Chairman of FMR Corp., has the power to dispose of the securities through FMR Corp.’s control of FMTC.

(13)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund, Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund, Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund, Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund, Ltd. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(14)	The selling stockholder is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co. is a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d., FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(15)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispostive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Language and Emmanuel Roman disclaim beneficial ownership of the securities held by the fund, except for their pecuniary interest therein.

(16)	Daniel S. Och, as CEO of Oz Management, LP, the investment manager to the selling securityholder, exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Goldman, Sachs & Co. and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co. is a joint bookrunner, joint documentation agent and a lender under our secured credit facility. Goldman, Sachs & Co. was also a joint book-running manager in connection with the initial offering of the securities being registered

(17)	Gary Crowder exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(18)	Nathaneal Benzawen exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(19)	Stacy Cherington, c/o Morgan Stanley Investment Manager, exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. The selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20)	Daniel S. Och, as CEO of Oz Management, LP, the investment manager to the selling securityholder, exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(21)	Mark Rowe, Felix Haldner, Michael Fitchet and Denis O’Malley share voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(22)	Plexus Partners LLP (the Investment Manager of the selling securityholder) and Dermot Keane share voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. Plexus Partners LLP and Dermot Keane disclaim beneficial ownership of the securities held by selling securityholder.

(23)	Andrew Kaplan, Brian Swain and Louis Napoli share voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(24)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Latitude Master Fund, Ltd. (“Latitude”) and consequently has voting control and investment discretion over securities held by Latitude. Ramius Capital disclaims beneficial ownership of the shares held by Latitude. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by RCG Latitude Master Fund, Ltd. and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(25)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG PB Ltd. and consequently has voting control and investment discretion over securities held by RCG PB Ltd. Ramius Capital disclaims beneficial ownership of the shares held by RCG PB Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by RCG PB Ltd. and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(26)	The discretionary investment manager of the selling securityholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.

(27)	Thomas Lyon exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(28)	Van Kampen Asset Management (“Asset Management”), as the selling securityholder’s investment adviser, has discretionary authority over the selling securityholder’s portfolio. Stacy Cherington, c/o Van Kampen Asset Management exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. The selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(29)	Vicis Capital LLC serves as the investment manager to Vicis Capital Master Fund. Shad Stastney, John Succo and Sky Lucas have equal control over Vicis Capital LLC. By reason of such authority, Messrs. Stastney, Succo and Lucas may be deemed to share voting or dispositive power with respect to the securities registered on behalf of the selling securityholder. Messrs. Stastney, Succo and Lucas disclaim beneficial ownership over such securities.

(30)	The selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling security holder is a wholly owned subsidiary of an SEC reporting company. Wachovia Bank, National Association, an affiliate of Wachovia Securities International Ltd is a lender and administrative agent under our secured credit facility and Wachovia Capital Markets, LLC was a joint lead arranger and joint bookrunner in connection with our secured credit facility. Wachovia Capital Markets, LLC was also a joint book-running manager in connection with the initial offering of the securities being registered. Wachovia Bank, National Association and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us.

(31)	Shawn Bergerson exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(32)	Andrew J. Redleaf exercises voting or dispositive power with respect to the securities registered on behalf of the selling securityholder.

(33)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Xavex Convertible Arbitrage 5 (“Xavex”) and consequently has voting control and investment discretion over securities held by Xavex. Ramius Capital disclaims beneficial ownership of the shares held by Xavex. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Xavex Convertible Arbitrage 5 and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction. The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended. The selling securityholder has represented to us that it purchased our securities in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We are registering the offer and sale, by the selling securityholders named under the caption “Selling Securityholders,” of notes and the shares of our common stock into which the notes are convertible. We will pay all of the costs, expenses and fees in connection with the registration of the securities covered by this prospectus, except that the selling securityholders will be responsible for any brokerage commissions or similar selling expenses attributable to the sale of notes or shares.

The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the underlying shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying shares will be the purchase price of the notes or shares, less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or underlying shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is quoted on the New York Stock Exchange under the symbol “HRZ.” We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and underlying shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and underlying shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or underlying shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the notes or shares against certain liabilities, including liabilities arising under the Securities Act.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific notes or underlying shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and underlying shares of common stock under applicable federal and state securities laws under specific circumstances and at specific times.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at www.horizonlines.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus supplement is an important part of this prospectus supplement. Any statement in a document we have filed with the SEC prior to the date of this prospectus supplement or prospectus and which is incorporated by reference into this prospectus supplement or the accompanying prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus supplement or any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus supplement or accompanying prospectus, as applicable, except as modified or superseded.

We incorporate by reference into this prospectus supplement the information contained in the documents listed below, which is considered to be a part of this prospectus supplement:

•	our annual report on Form 10-K for the fiscal year ended December 24, 2006, filed with the SEC on March 2, 2007 (file no. 001-32627);

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 25, 2007, June 24, 2007 and September 23, 2007, filed with the SEC on April 26, 2007, July 27, 2007 and October 26, 2007, respectively (file no. 001-32627);

•	our current reports on Form 8-K, filed with the SEC on January 31, 2007, February 2, 2007, February 6, 2007, March 30, 2007, May 2, 2007, May 9, 2007, June 5, 2007, July 3, 2007, July 6, 2007, July 18, 2007, August 2, 2007, August 10, 2007, August 13, 2007, August 16, 2007, September 7, 2007, October 31, 2007 and November 21, 2007 (excluding any current reports or portions of current reports that are “furnished,” and not “filed,” with the SEC) (file no. 001-32627);

•	all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211
(704) 973-7000

LEGAL MATTERS

Various legal matters with respect to the validity of the notes and shares of common stock offered by this prospectus will be passed upon for us by McGuireWoods LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 24, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 24, 2006, as set forth in their reports, which are incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts other than the registration fee are estimates.

Description	Amount

Registration fee	$12,969
Legal fees and charges	20,000
Accounting fees and expenses	25,000
Miscellaneous	2,031

Total	$60,000

Item 15.	Indemnification of Directors and Officers

Indemnification under the Delaware General Corporation Law.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains such a provision.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Certificate of Incorporation of Horizon Lines, Inc.

Article VII of the amended and restated certificate of incorporation of Horizon Lines, Inc. expressly provides that a director of Horizon Lines, Inc. shall not be liable to Horizon Lines, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or such limitation thereof is not permitted by the General Corporation Law of the State of Delaware (including, without limitation, Section 102(b)(7) thereof), as amended or supplemented from time to time.

Article VII of the amended and restated certificate of incorporation of Horizon Lines, Inc. provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was a director, officer or employee of Horizon Lines, Inc. or (ii) serves or served as a director, officer, or employee of any other enterprise (as defined below) either (x) at the request of Horizon Lines, Inc. or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of Horizon Lines, Inc. at the time of such person’s service as a director, officer or employee of such other enterprise, shall be indemnified and held harmless by Horizon Lines, Inc. to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended or supplemented from time to time, and not otherwise prohibited by applicable law; provided, however, that except for proceedings by any such person to enforce rights to indemnification, Horizon Lines, Inc. shall not be obligated to indemnify such person (or the heirs, executors or administrators of such person) in connection with any action, suit or proceeding (or part thereof) initiated by such person (or the heirs, executors or administrators of such person) unless such action, suit or proceeding was authorized or consented to by the Board of Directors of Horizon Lines, Inc. For purposes of Article VII of such certificate of incorporation, the term “other enterprise” shall include any corporation, partnership, limited liability company, joint venture, trust or other enterprise.

In addition, Article VII of the amended and restated certificate of incorporation provides that Horizon Lines, Inc., to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended or supplemented from time to time, and not otherwise prohibited by applicable law, may advance to any person who is or was an officer, director or employee of Horizon Lines, Inc. (and the heirs, executors and administrators of such person) any and all expenses, including, without limitation, attorneys fees and disbursements and court costs) reasonably incurred by such person in respect of defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party to, by reason of the fact that such person (i) is or was a director or officer of Horizon Lines, Inc. or (ii) serves or served as a director, officer, or employee of any other enterprise either (x) at the request of Horizon Lines, Inc. or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of Horizon Lines, Inc. at the time of such person’s service as a director, officer or employee of such other enterprise; provided, however, that, to the extent the General Corporation Law of the State of Delaware, as amended or supplemented from time to time, requires, the payment of such expenses in advance of the final disposition of the action, suit or proceeding shall be made only upon delivery to Horizon

Lines, Inc. of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified against such expense under such Article VII or otherwise. Horizon Lines, Inc., by provisions in its Bylaws or by agreement, may accord any such person the right to, or regulate the manner of providing to any such person, such advancement of expenses to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended or supplemented from time to time.

Indemnification under the bylaws of Horizon Lines, Inc.

The bylaws of Horizon Lines, Inc. do not contain any provisions with respect to indemnification.

Indemnification under indemnification agreements with our directors and officers

Horizon Lines, Inc., H-Lines Finance Holding Corp. and Horizon Lines Holding Corp. entered into indemnification agreements with directors of Horizon Lines, Inc. and its subsidiaries (including H-Lines Finance Holding Corp. and Horizon Lines Holding Corp.) in connection with the initial public offering. The indemnification agreements provide indemnification to such individuals under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Horizon Lines, Inc. has also obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

Our amended and restated certificate of incorporation includes provisions that eliminate, to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”), the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated certificate of incorporation and by-laws also require us to indemnify our directors and officers to the fullest extent permitted by the DGCL. Pursuant to these provisions, we have entered into indemnity agreements with each of our directors and certain of our officers.

Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful.

These provisions do not eliminate the duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, may remain available under Delaware law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit. These provisions also generally do not affect a director’s responsibilities under any other laws, such as the federal securities laws.

Our by-laws also expressly permit us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us, or is or was serving at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against such liability under the DGCL. Pursuant to this provision, we have acquired director and officer insurance policies that cover our directors and executive officers.

Item 16.	Exhibits

Exhibit
number	Description

4.1	Indenture, dated as of August 8, 2007, by and among Horizon Lines, Inc. and The Bank of New York Trust Company, N.A., as Trustee. (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007).
4.2	Form of Note (included in Exhibit 4.1)
4.3	Specimen of Common Stock Certificate (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-123073), filed with the Securities and Exchange Commission on September 19, 2005).
5.1	Opinion of McGuireWoods LLP, counsel to Horizon Lines, Inc., regarding the legality of the notes and the common stock being registered
10.1	Purchase Agreement, dated August 1, 2007, by and among Horizon Lines, Inc. and Goldman, Sachs & Co., as representatives of the Initial Purchasers. (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007).
10.2	Registration Rights Agreement, dated August 8, 2007, by and among Horizon Lines, Inc. and Goldman, Sachs & Co., as representatives of the Initial Purchasers. (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007).
12.1	Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Form
23.4	Consent of McGuireWoods LLP (contained in exhibit 5.1)
24.1	Power of attorney (contained in signature page)
25.1	Form T-1 Statement of Eligibility of The Bank of New York Trust Company, N.A., as Trustee under the Indenture relating to the 4.25% Convertible Senior Notes due 2012

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, State of North Carolina, on February 1, 2008.

HORIZON LINES, INC.

By:	/s/ Charles G. Raymond
Charles G. Raymond
Chairman of the Board, President and Chief
Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Charles G. Raymond and M. Mark Urbania, and each of them acting individually, as his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments (including post-effective amendments) to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles G. Raymond Charles G. Raymond	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 1, 2008

/s/ M. Mark Urbania M. Mark Urbania	Executive Vice President (principal financial officer and principal accounting officer)	February 1, 2008

/s/ James G. Cameron James G. Cameron	Director	February 1, 2008

/s/ Vernon E. Clark Vernon E. Clark	Director	February 1, 2008

/s/ Dan A. Colussy Dan A. Colussy	Director	February 1, 2008

Ernie L. Danner	Director

/s/ James W. Down James W. Down	Director	February 1, 2008

Signature	Title	Date

/s/ William J. Flynn William J. Flynn	Director	February 1, 2008

/s/ Francis Jungers Francis Jungers	Director	February 1, 2008

/s/ Alex Mandl Alex Mandl	Director	February 1, 2008

/s/ Norman Y. Mineta Norman Y. Mineta	Director	February 1, 2008

/s/ Thomas P. Storrs Thomas P. Storrs	Director	February 1, 2008